Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

January 26, 2025

among

ASPEN TECHNOLOGY, INC.,

EMERSON ELECTRIC CO.

and

EMERSUB CXV, INC.

i

ii

EXHIBITS
Exhibit A	–	Form of Surviving Corporation Certificate of Incorporation
Exhibit B	–	Form of Surviving Corporation Bylaws

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of January 26, 2025, among Aspen Technology, Inc., a Delaware corporation (the “Company”), Emerson Electric Co., a Missouri corporation (“Parent”), and Emersub CXV, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”).

W I T N E S S E T H :

WHEREAS, the board of directors of the Company (the “Board of Directors”) has established a special committee (the “Special Committee”), consisting solely of independent and disinterested members of the Board of Directors to, among other things, develop, assess and negotiate the terms of this Agreement and the transactions contemplated hereunder (the “Transactions”), including the Merger, and to make a recommendation to the Board of Directors as to whether the Company should enter into this Agreement, and the Board of Directors has agreed not to effect the Transactions that have not first been approved by the Special Committee and recommended by the Special Committee to the Board of Directors;

WHEREAS, the Special Committee has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the holders of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”), other than Parent and its Subsidiaries, Parent’s and its Subsidiaries’ directors and officers, and the Company’s directors and officers (the “Unaffiliated Stockholders”), (ii) determined that this Agreement is advisable and in the best interests of the Company and the Unaffiliated Stockholders and (iii) recommended that the Board of Directors approve and authorize this Agreement and the Transactions, including the Offer and the Merger in accordance with the Delaware Law;

WHEREAS, the Board of Directors has, acting on the unanimous recommendation of the Special Committee, (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders, (ii) approved this Agreement and the execution, delivery and performance thereof by the Company, declared the Agreement advisable and approved the Transactions, including the Offer and the Merger, in accordance with Delaware Law, (iii) recommended acceptance of the Offer by the stockholders of the Company and (iv) resolved that this Agreement and the Merger shall be governed by Section 251(h) of Delaware Law and that the Merger shall be effected as soon as practicable following the consummation (as defined in Section 251(h)(6) of the Delaware Law) of the Offer;

WHEREAS, the board of directors of Purchaser has approved this Agreement, declared its advisability and determined that it is in the best interests of Purchaser’s stockholders for Purchaser to enter into this Agreement and commence and consummate the Offer, the Merger and the other Transactions, in each case, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Parent has approved this Agreement, declared its advisability and determined that it is in the best interests of Parent to enter into this Agreement and consummate the Transactions, in each case, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth herein, Parent will cause Purchaser to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the Shares (other than the Excluded Shares (as defined below)) at a price of $265 per Share (the “Offer Price”), net to the seller in cash, without interest;

WHEREAS, following consummation of the Offer, the parties intend that Purchaser will be merged with and into the Company without stockholder approval in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “Delaware Law”), on the terms and subject to the conditions set forth in this Agreement; and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
Definitions

Section 1.01.          Definitions.  (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Acquisition Proposal” means, other than the Transactions, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of (1) 15% or more of the consolidated assets of the Company, (2) 15% or more of the voting securities of the Company or (3) any equity or voting securities of the Company or any of its Subsidiaries which equity or voting securities represent, directly or indirectly, 15% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning (1) 15% or more of any class of equity or voting securities of the Company or (2) any equity or voting securities of the Company or any of its Subsidiaries which equity or voting securities represent, directly or indirectly, 15% or more of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction pursuant to which any Third Party would hold, directly or indirectly, (1) 15% or more of the consolidated assets or voting securities of the Company or (2) any equity or voting securities of the Company or any of its Subsidiaries which equity or voting securities represent, directly or indirectly, 15% or more of the consolidated assets of the Company.

“Action” means any action, claim, dispute, suit, audit or proceeding, in each case by or before any arbitrator or Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person who, as of the relevant time for which the determination of affiliation is being made, directly or indirectly controls, is controlled by or is under common control with such Person; provided that, for purposes of this Agreement (i) none of Parent, Purchaser or any of their respective Subsidiaries (other than the Company and its Subsidiaries) shall be deemed to be Affiliates of the Company or any Subsidiary of the Company and (ii) none of the Company or any of its Subsidiaries shall be deemed to be Affiliates of Parent, Purchaser or any of their respective Subsidiaries (other than the Company and its Subsidiaries).  For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Applicable Law” means, with respect to any Person, any U.S., non-U.S. or transnational, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Benefit Plan” means any (i) “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), (ii) compensation, employment, consulting, severance, change in control, transaction or retention bonus or similar Contract, plan, arrangement or policy and (iii) other Contract, arrangement or policy providing for compensation, bonuses, profit-sharing, equity or equity-based incentives, incentive compensation, deferred compensation, vacation or paid time off benefits, relocation or expatriate benefits, insurance (including any self-insured arrangements), health or medical benefits (including dental and vision benefits), employee assistance program, death benefits, voluntary supplemental benefits, identity theft protection, tuition reimbursement, disability or sick leave benefits, severance, jubilee, old age, gratuity, part time or other termination-related payments or benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case, whether written or oral and whether funded or unfunded, (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Affiliates for the current or future benefit of any current or former Service Provider or (y) for which the Company or any of its Subsidiaries has any direct or indirect liability.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing Company Employees.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2024.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2024.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means September 30, 2024.

“Company Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated as of June 27, 2024, by and among the Company, as the borrower, the lenders and issuing banks from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent, as amended, restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Purchaser.

“Company Employee” means, as of any relevant date of determination, any individual employed by the Company or any of its Subsidiaries.

“Company Equity Awards” means, together, the Company Stock Options, Company RSUs and Company PSUs.

“Company Equity Plan” means the Company 2022 Omnibus Incentive Plan.

“Company ESPP” means the Company 2022 Employee Stock Purchase Plan.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any circumstance, development, change, event, state of facts, condition or effect that individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) will constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (i) any changes after the date hereof in general United States or global economic, political, business, labor or regulatory conditions, including changes in United States or global securities, credit, financial, debt or other capital markets, (ii) any changes after the date hereof (including changes of Applicable Law) or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (iii) any acts of God, force majeure, natural disasters, weather conditions, terrorism, armed hostilities, cyber-attacks, sabotage, war or any escalation or worsening of acts of war, epidemic, pandemic or disease outbreak (including restrictions that relate to, or arise out of, a pandemic, epidemic or disease outbreak), (iv) the execution and delivery of this Agreement, the public announcement of, or the pendency of, this Agreement or the Transactions, including the identity of Parent or any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto (it being understood and agreed that this clause (iv) shall not apply with respect to Section 4.04 and Section (ii)(A) of Annex I solely as such section relates to Section 4.04), (v) any failure by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that any underlying facts or causes giving rise or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (vi) any change in Applicable Law or GAAP occurring after the date hereof, (vii) any action or omission required by this Agreement or taken or omitted to be taken at the written request of Parent, and (viii) any change in the trading price or trading volume of the Shares or change or announcement of potential change in the credit rating of the Company or its Subsidiaries (it being understood that any underlying facts or causes giving rise or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), except in the case of each of clauses (i), (ii), (iii) and (vi) above, to the extent that any such effect has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to the effect on other companies operating in the industries in which the Company or any of its Subsidiaries engages.

“Company Material Leases” means all those Leases under which the Company or any of its Subsidiaries leases, subleases, licenses, uses, occupies or has any interest in any real property (a) which has an annual base rental obligation of more than $600,000 or (b) where the real property is reasonably necessary to the operation of the business of the Company as conducted on the date of this Agreement and as of the Closing Date.

“Company PSU” means each restricted stock unit with respect to Shares under the Company Equity Plan that is subject to any performance-based vesting conditions.

“Company RSU” means each restricted stock unit with respect to Shares under the Company Equity Plan that is subject to only time-based vesting conditions.

“Company SEC Documents” means all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since May 16, 2022.

“Company Stock Option” means each option to purchase Shares under the Company Equity Plan.

“Consent” means any consent, approval, waiver, license, permit, variance, franchise, clearance, authorization or permission.

“Continuing Employee” means each Company Employee who is employed by the Company or one of its Subsidiaries immediately prior to the Effective Time whose employment with the Surviving Corporation (or Parent or any of its Subsidiaries) continues after the Effective Time.

“Contract” means, with respect to a Person, any written or oral contract, agreement, obligation, commitment, arrangement, understanding, instrument, lease, sublease or license to which such Person is a party or by which such Person is otherwise legally bound.

“Customs & Trade Laws” means all applicable export, import, customs and trade, and anti-boycott laws or programs administered, enacted or enforced by any Governmental Authority, including but not limited to: (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import laws and regulations administered by U.S. Customs and Border Protection; (b) the anti-boycott laws and regulations administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, anti-boycott, or other trade laws or programs in any relevant jurisdiction to the extent they are applicable to each Person.

“Data Protection Laws” means all Applicable Law in any jurisdiction to the extent relating to privacy or the processing or protection of personal data, including (without limitation), to the extent applicable, the GDPR, the GDPR as transposed into the national laws of the United Kingdom, the UK Data Protection Act 2018 and the Privacy and Electronic Communications (EC Directive) Regulations 2003, and including any successor or implementing legislation in respect of the foregoing, and any amendments or re-enactments of the foregoing.

“Environmental Laws” means any Applicable Laws or any agreement with any Governmental Authority or other third party, relating to human health and safety, the environment or to Hazardous Substances.

“Environmental Permits” means, with respect to a Person, all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating to, the business of such Person or any of its Subsidiaries as currently conducted.

“Equity Award Exchange Ratio” means the quotient obtained by dividing (i) the Merger Consideration by (ii) the average VWAP for the five consecutive trading day period ending on the last trading day preceding the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Excluded Shares” means, at the commencement of the Offer, the Shares owned at the commencement of the Offer by the Company, Purchaser, Parent or any of their respective wholly-owned Subsidiaries.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.

“Foreign Investment Law” means any federal, state, foreign, and transnational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Applicable Laws that are designed or intended to screen, prohibit, restrict or regulate investments on cultural, public order or safety, privacy, or national or economic security grounds.

“GAAP” means generally accepted accounting principles in the United States.

“GDPR” means the General Data Protection Regulation (EU) 2016/679.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law, including asbestos, asbestos-containing materials, petroleum or any of its constituents or byproducts, lead-based paint, toxic mold and PFOA, PFOS and any other per- and polyfluoroalkyl substances.

“Intellectual Property” means, in any jurisdiction, (i) Trademarks, (ii) inventions and discoveries, whether patentable or not, patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof (collectively, “Patents”), (iii) Trade Secrets and know-how, (iv) copyrights, whether registered or not, rights in works of authorship, whether copyrightable or not, rights in databases and data collections, design rights, mask work rights and moral rights and all registrations, applications, renewals, extensions and reversions of any of the foregoing (collectively, “Copyrights”), (v) rights in software (including source code, object code, firmware, operating systems and specifications), (vi) industrial property rights, publicity rights and privacy rights and (vii) any other intellectual property or similar proprietary rights.

“International Benefit Plan” means any Benefit Plan that is not a U.S. Benefit Plan.

“IRS” means the U.S. Internal Revenue Service or any successor agency thereto.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge after reasonable inquiry of the Persons listed in Section 1.01 of the Company Disclosure Schedule.

“Liability” means any debt, liability, deficiency, interest, Tax, penalty, fine, claim, demand, judgment, cause of action, or other loss (including loss of benefit or relief) or obligation of any kind or nature, whether accrued, unaccrued, contingent, absolute, asserted, unasserted, known, unknown, disclosed, undisclosed, liquidated, unliquidated, determined, determinable or otherwise, whether due or becomes due and regardless of when asserted (including, whether arising out of any Contract or tort based on negligence or strict liability) and all costs and expenses relating thereto.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, deed of trust, charge, option, right of first refusal, easement, servitude, lease, sublease, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.  For purposes of this Agreement, a Person shall be deemed to own, subject to a Lien, any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Nasdaq” means The Nasdaq Stock Market LLC or any successor thereto.

“Open Source License” means a license that complies with the “Open Source Definition” of the Open Source Initiative (www.opensource.org), including, for example, to the extent applicable, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), in each case that requires, as a condition of distribution of the software licensed thereunder, that other software incorporated into, derived from or distributed with, such software (i) be disclosed or distributed in source code form, (ii) be licensed for purposes of preparing derivative works, (iii) be licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) be redistributed at no charge.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means any circumstance, development, change, event, state of facts, condition or effect that individually or in the aggregate, has a material adverse effect on Parent’s ability to consummate the Transactions.

“Parent Share” means a share of common stock of Parent, par value $0.50 per share.

“Permitted Lien” means (i) Liens for Taxes or other governmental levies, fees or charges (x) not yet due and payable or (y) which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar statutory liens, in each case, arising or incurred in the ordinary course of business, in each case, with respect to which adequate reserves have been established in accordance with GAAP, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, in each case, arising in the ordinary course of business, (iv) easements, rights-of-way, covenants, zoning ordinances, restrictions and other similar encumbrances incurred in the ordinary course of business that do not, in any case, materially detract from the value or impair the continued use or occupancy of the real property subject thereto in the operation of the businesses as presently conducted thereon, (v) statutory landlords’ liens and liens granted to landlords under any Lease, (vi) non-exclusive licenses to Intellectual Property granted in the ordinary course of business, (vii) Liens which are disclosed on the Company Balance Sheet or the notes thereto, (viii) any Liens that are not material to the Company and its Subsidiaries, taken as a whole, or (ix) any Liens securing the obligations under the Company Credit Agreement.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Sanctioned Country” means, at any time, a country or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea region of Ukraine, and the non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine).

“Sanctioned Person” means, at any time, (a) any Person listed on any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, His Majesty’s Treasury of the United Kingdom, the European Union (or any Member State thereof), or the United Nations Security Council, (b) any Person located, organized or resident in a Sanctioned Country, (c) any Person otherwise subject to Sanctions, or (d) any Person owned or controlled by any such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant Governmental Authorities in the United States, the United Kingdom or the European Union (or any Member State thereof) or by the United Nations Security Council.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Service Provider” means any director, officer, employee, individual independent contractor, individual consultant or other individual service provider of the Company or any of its Subsidiaries.

“Subsidiary” means, with respect to any Person, any other Person of which (a) securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person or (b) such Person has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such other Person; provided that, for purposes of this Agreement, the Company and its Subsidiaries shall not be considered Subsidiaries of Parent.

“Tax” means (i) any and all federal, state, local and non-U.S. taxes, including, without limitation, gross receipts, gross income, net income, capital gains, profits, branch profits, windfall, license, sales, use, services, digital services, estimated, occupation, value added, ad valorem, documentary, recording, transfer, franchise, withholding, severance, social insurance, social security, payroll, recapture, net worth, employment, unemployment, alternative or add-on minimum, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, customs duties, tariffs, imposts, levies and other similar charges, in each case, in the nature of a tax and imposed by a Governmental Authority (a “Taxing Authority”), together with any interest, penalty, addition to tax or additional amount, whether disputed or not, imposed by any Taxing Authority responsible for the imposition of any such tax (domestic or foreign), and (ii) any liability for any of the foregoing resulting from having been a member of a group filing a combined, consolidated, affiliated, unitary or similar group, by operation of any other law, or as a transferee or successor.

“Tax Return” means any report, return, document, declaration, election, statement or other information or filing filed or required to be filed with any Taxing Authority, with respect to Taxes, including information returns, any documents or any schedule or attachment thereto and any amendment thereof.

“Tax Sharing Agreements” means all agreements or arrangements (whether or not written) entered into prior to the Closing that provide for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax Liability (other than pursuant to commercial arrangements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes).

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“Trademarks” means trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application.

“Transfer” means to, directly or indirectly, sell, transfer, assign, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person.

“U.S. Benefit Plan” means any Benefit Plan maintained for the benefit of Service Providers who are employed or engaged primarily in the U.S.

“VWAP” shall mean, for any trading day, the volume-weighted average price per share of Parent Shares on the New York Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company).

“WARN” means the Worker Adjustment and Retraining Notification Act and any similar state, local or foreign law.

(b)       Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptance Date	2.01(d)
Adverse Recommendation Change	6.02(a)
Agreement	Preamble
Anti-Corruption Laws	4.12(e)
Board of Directors	Recitals
Burdensome Condition	8.01(c)
Closing	3.01(b)
Closing Date	3.01(b)
Company	Preamble
Company Board Recommendation	4.02(c)
Company Disclosure Documents	4.09
Company Equity Award Consideration	3.06(b)
Company Indemnified D&O	7.02(a)
Company IT Assets	4.16(b)
Company Material Contract	4.21
Company Permits	4.14
Company Permitted Actions	6.01
Company Preferred Stock	4.05
Company RSU/PSU Award Consideration	3.06(b)

Company Schedule 13E-3	2.01(e)
Company Securities	4.05
Company Stock Option Consideration	3.06(a)
Company Subsidiary Securities	4.06(b)
Company Tax Return	4.18
Company Transfer Agent	3.04(b)(i)
Delaware Law	Recitals
Depository Agent	3.04(a)
DTC	3.04(b)(ii)
Effective Time	3.01(c)
email	11.01
Employment Laws	4.19(n)
End Date	10.01(b)
Enforceability Exceptions	4.02
Excluded Benefits	7.03
Extension Deadline	2.01(c)
Expiration Date	2.01(c)
Initial Expiration Date	2.01(c)
Intervening Event	6.02(f)
Lease	4.15(b)
Maximum Amount	7.02(c)
Merger	3.01
Merger Consideration	3.03(a)
Offer	Recitals
Offer Commencement Date	2.01
Offer Conditions	2.01
Offer Documents	2.01(e)
Offer Price	Recitals
Parent	Preamble
Parent Benefit Plans	7.03(b)
Parent RSU	3.06(b)
Parent Schedule 13E-3	2.01(e)
Paying Agent	3.04(a)
Payment Fund	3.04(a)
Purchaser	Preamble
Registered Company Intellectual Property	4.16(a)
Release	8.02
Representatives	6.02
Schedule 14D-9	2.01(e)
Schedule TO	2.01(e)
Shares	Recitals
Special Committee	Recitals
Special Committee Recommendation	4.02(b)
Stockholder List Date	2.02(a)
Stockholders Agreement	4.05(b)
Superior Proposal	6.02(e)
Surviving Corporation	3.01
Termination Condition	Annex I

Termination Fee	11.04(b)(i)
Title IV Plan	4.19(b)
Transactions	Recitals
Transaction Litigation	8.09
Unaffiliated Stockholders	Recitals
Unaffiliated Tender Condition	Annex I

Section 1.02.          Other Definitional and Interpretative Provisions.  The words “hereby,” “herewith,” “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The table of contents, captions, headings and the division of this Agreement into Articles, Sections and other subdivisions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any Contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof (it being understood that with respect to any Contract listed on any schedules hereto, all such amendments, modifications or supplements must nevertheless be listed in the appropriate schedule).  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law,” “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.  The sign “$” and the term “dollars” means the lawful currency of the United States of America.  Dates and times shall be measured by and refer to Eastern Time in the United States.  The phrase “made available,” “delivered” or words of similar import used in this Agreement (other than Section 4.26) shall mean, in respect of the Company, any document that was made available for viewing by Parent and its Representatives at least one day prior to the date of this Agreement or publicly available in any Company SEC Document (including exhibits and other information incorporated by reference therein) that was publicly available at least one Business Day prior to the date of this Agreement (but, in each case, excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature).

ARTICLE 2
The Offer

Section 2.01.          The Offer.  (a) Provided that this Agreement shall not have been terminated in accordance with Section 10.01, as promptly as practicable after the date hereof, but in no event later than 15 Business Days following the date of this Agreement, Purchaser shall commence (within the meaning of Rule 14d-2 under the 1934 Act) the Offer.  Parent and the Company shall coordinate on determining the Offer Commencement Date pursuant to the foregoing to be a date such that the Company is in a position to file the Schedule 14D-9 and the Company Schedule 13E-3 on the Offer Commencement Date, concurrently with the filing of the Schedule TO and the Parent Schedule 13E-3 by Parent and Purchaser.  The Offer shall be subject only to the conditions set forth in Annex I hereto (the “Offer Conditions”).  The date on which Purchaser commences the Offer is referred to as the “Offer Commencement Date”.

(b)         Purchaser expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer in its sole discretion other than the Unaffiliated Tender Condition and the Termination Condition (which conditions are non-waivable); provided that, without the prior written consent of the Company as authorized by the Special Committee, Purchaser shall not:

(i)      decrease the Offer Price;

(ii)     change the form of consideration to be paid in the Offer;

(iii)    decrease the number of Shares sought in the Offer;

(iv)    extend or otherwise change the expiration date of the Offer except as otherwise provided herein;

(v)     impose conditions to the Offer in addition to the Offer Conditions;

(vi)    provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the 1934 Act; or

(vii)   otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner materially adverse to, or that would reasonably be expected to be materially adverse to, the Unaffiliated Stockholders in their capacities as such.

(c)         Unless extended as provided in this Agreement, the Offer shall initially expire one minute after 11:59 p.m. Eastern Time on the date that is 20 Business Days (calculated as set forth in Rule 14d-1(g)(3) under the 1934 Act) (the “Initial Expiration Date,” and such time or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”) after the Offer Commencement Date.  Provided that this Agreement shall not have been terminated in accordance with Section 10.01, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer (1) from time to time, if any of the Offer Conditions is not satisfied or waived (to the extent waivable) on any scheduled Expiration Date of the Offer, until such Offer Condition or Offer Conditions are satisfied or waived (to the extent waivable) or (2) for the minimum period required by any Applicable Law or the rules and regulations of the SEC or Nasdaq or as is necessary to resolve any comments issued by the SEC or its staff applicable to the Offer, the Schedule TO, or the Offer Documents, the Parent Schedule 13E-3, the Schedule 14D-9 or the Company Schedule 13E-3; provided that, in each case, (i) Purchaser shall not be required to extend the Offer (x) beyond the earlier of (1) the End Date and (2) the valid termination of this Agreement (such earlier time of the foregoing clauses (1) and (2), the “Extension Deadline”) or (y) on more than one occasion (for such period as requested by the Company, but not more than ten Business Days) if, as of such Expiration Date, (1) there are no unresolved comments from the SEC on any of the Offer Documents, the Parent Schedule 13E-3, the Schedule 14D-9 or the Company Schedule 13E-3 and (2) all of the Offer Conditions (other than the Unaffiliated Tender Condition and those that by their nature are to be satisfied at the expiration of the Offer) have been satisfied or, to the extent permissible, waived by Purchaser, provided further that, solely in the case of this clause (y)(2), Purchaser may, in its sole discretion, extend the Offer to permit such Offer Conditions to be satisfied, (ii) Purchaser shall not be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company and (iii) no such individual extension of the Offer shall be for a period of more than ten Business Days (except for such longer period as the parties hereto may mutually agree).  In the event that this Agreement is validly terminated pursuant to Section 10.01, Purchaser shall, and Parent shall cause it to, promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer, shall not acquire any Shares pursuant to the Offer and shall cause any depositary acting on behalf of Purchaser to return, in accordance with Applicable Law, all Shares tendered to the registered holders thereof.

(d)         Subject to the terms and conditions set forth in this Agreement and to the satisfaction or waiver of the Offer Conditions, Purchaser shall, and Parent shall cause it to, promptly (within the meaning of Rule 14e-1(c) of the 1934 Act) (i) after the Expiration Date, accept for payment (the date and time at which Shares are first accepted for payment under the Offer, the “Acceptance Date”), and (ii) after the Acceptance Date, pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

(e)         On the Offer Commencement Date, Parent and Purchaser shall (i) file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall include the summary term sheet required thereby and, as exhibits, Purchaser’s offer to purchase the Shares pursuant to the Offer and a form of letter of transmittal, notice of guaranteed delivery and summary advertisement (and appropriate ancillary documents) (collectively, together with any amendments or supplements thereto, the “Offer Documents”), and a Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with all amendments and supplements thereto and including exhibits thereto, the “Parent Schedule 13E-3”) that will contain or incorporate by reference the Offer Documents and (ii) cause the appropriate Offer Documents and Parent Schedule 13E-3 to be disseminated to holders of Shares to the extent required by applicable federal securities laws.  The Company will furnish to Parent the information relating to the Company required by the 1934 Act to be set forth in the Offer Documents and the Parent Schedule 13E-3.  Parent will furnish to the Company the information relating to Parent or Purchaser required by the 1934 Act to be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) and a Rule 13e-3 Transaction Statement on Schedule 13E-3 to be filed by the Company (together with any amendments, supplements and exhibits thereto, the “Company Schedule 13E-3”).  Each of Parent, Purchaser and the Company agrees promptly to correct any information provided by it for use in the Schedule TO, the Offer Documents and the Parent Schedule 13E-3 if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect.  Parent and Purchaser shall use their reasonable best efforts to cause the Schedule TO and the Parent Schedule 13E-3 as so corrected to be filed with the SEC and the appropriate Offer Documents as so corrected to be disseminated to holders of Shares, in each case to the extent required by applicable federal securities laws and the rules and regulations of Nasdaq.  The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO, the Offer Documents and the Parent Schedule 13E-3 each time before any such document is filed with the SEC, and Parent and Purchaser shall consider in good faith the comments made by the Company and its counsel.  Parent and Purchaser shall (i) as promptly as practicable after the receipt of any comments or requests for additional information from the SEC with respect to the Schedule TO, the Offer Documents or the Parent Schedule 13E-3, provide the Company and its counsel with copies of any written comments, and advise the Company and its counsel of any material or substantive oral comments, including any request from the SEC for amendments or supplements to the Schedule TO, the Offer Documents or the Parent Schedule 13E-3, and shall provide the Company with copies of all material or substantive correspondence between Parent, Purchaser and their Representatives, on the one hand, and the SEC, on the other hand, with respect to the Offer, the Schedule TO, the Offer Documents or the Parent Schedule 13E-3, and (ii) provide the Company a reasonable opportunity to participate with Parent and Purchaser in any material or substantive meeting or discussion with the SEC in respect of the Offer, the Schedule TO, the Offer Documents or the Parent Schedule 13E-3.

(f)          If the payment of the Offer Price is to be made to a Person other than the Person in whose name the tendered Shares are registered on the stock transfer books of the Company, it shall be a condition of payment that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Offer Price to a Person other than the registered holder of the Shares tendered, or shall have established to the satisfaction of the Purchaser that such Taxes either have been paid or are not applicable.  None of Parent, Purchaser or the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.01(f) under any circumstance.

Section 2.02.          Company Action.  (a) Subject to Section 6.02(b), the Company hereby consents to the inclusion in the Offer Documents and the Parent Schedule 13E-3 of the Company Board Recommendation and the Special Committee Recommendation, as they may be amended or modified in accordance with this Agreement.  The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories and all other information in the Company’s possession or control regarding the beneficial holders of Shares, in each case true and correct as of the most recent practicable date (the date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date”), and of all persons becoming record holders subsequent to such date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer.

(b)         On the Offer Commencement Date, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, the Schedule 14D-9 and the Company Schedule 13E-3 that, subject to Section 6.02(b), shall reflect the Company Board Recommendation and the Special Committee Recommendation, and shall set the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of Delaware Law.  The Schedule 14D-9 and the Company Schedule 13E-3 shall also contain the notice of appraisal required to be delivered by the Company under Section 262(d) of Delaware Law at the time the Company first files the Schedule 14D-9 and the Company Schedule 13E-3 with the SEC.  Each of the Company, Parent and Purchaser agrees promptly to correct any information provided by it for use in the Schedule 14D-9 and the Company Schedule 13E-3 if and to the extent that it shall have become (or shall have become known to be) false or misleading in any material respect.  The Company shall use reasonable best efforts to cause the Schedule 14D-9 and the Company Schedule 13E-3 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case to the extent required by applicable federal securities laws or the rules and regulations of Nasdaq.  Parent, Purchaser and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 and the Company Schedule 13E-3 each time before it is filed with the SEC, and the Company shall consider in good faith the comments made by Parent, Purchaser and their counsel.  The Company shall, as promptly as practicable after the receipt of any comments or requests for additional information from the SEC with respect to the Schedule 14D-9 or the Company Schedule 13E-3, provide Parent, Purchaser and their counsel with copies of any written comments, and advise Parent, Purchaser and their counsel of any material or substantive oral comments, including any request from the SEC for amendments or supplements to the Schedule 14D-9 or the Company Schedule 13E-3, and shall provide Parent and Purchaser with copies of all material or substantive correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Offer, the Schedule 14D-9 and the Company Schedule 13E-3.  The Company shall provide Parent and Purchaser a reasonable opportunity to participate with the Company in any material or substantive meeting or discussion with the SEC in respect of the Offer, the Schedule 14D-9 or the Company Schedule 13E-3.

ARTICLE 3
The Merger

Section 3.01.          The Merger.  (a) As soon as practicable following the Acceptance Date, Purchaser shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon, the separate existence of Purchaser shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”).  The Merger shall be governed by Section 251(h) of Delaware Law and shall be effected as soon as practicable following the consummation of the Offer without a vote on the adoption of this Agreement by the stockholders of the Company.

(b)         Subject to the provisions of Article 10 and upon the terms and subject to the other conditions set forth herein and pursuant to Section 251(h) of Delaware Law, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as practicable, but in any event no later than two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing (the date of Closing, the “Closing Date”).

(c)         At the Closing, the Company and Purchaser shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger.  The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as Parent and the Company shall agree and is specified in the certificate of merger).

Section 3.02.          Surviving Corporation.

(a)          From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Purchaser, all as provided under Delaware Law.

(b)          At the Effective Time and by virtue of the Merger, the certificate of incorporation of the Company shall be amended so that it reads in its entirety as set forth on Exhibit A hereto.  From and after the Effective Time, the certificate of incorporation of the Company as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by Applicable Law.

(c)          At the Effective Time and by virtue of the Merger, the bylaws of the Company shall be amended so that they read in their entirety as set forth on Exhibit B hereto.  From and after the Effective Time, the bylaws of the Company as so amended shall be the bylaws of the Surviving Corporation from and after the Effective Time until thereafter amended as provided therein, in the certificate of incorporation of the Surviving Corporation or by Applicable Law.

(d)          From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Purchaser at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Purchaser at the Effective Time shall be the officers of the Surviving Corporation.

Section 3.03.          Conversion of Shares.  At the Effective Time:

(a)          Except as otherwise provided in Section 3.03(b), Section 3.03(d) or Section 3.05, each Share outstanding immediately prior to the Effective Time shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”).  As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration.

(b)          Each Share owned immediately prior to the Effective Time by the Company and its wholly-owned Subsidiaries (including, for the avoidance of doubt, any Shares acquired by Purchaser in the Offer) shall be canceled, and no payment shall be made with respect thereto.

(c)          Each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.0001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall, other than the shares converted as provided for in clause (d) below, constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)          Each Share held by Parent or any wholly-owned Subsidiary of Parent (other than Purchaser) immediately prior to the Effective Time shall, at the election of Parent, either (i) be canceled with no payment made with respect thereto or (ii) be converted into such number of shares of common stock, par value $0.0001 per share, of the Surviving Corporation, such that each such entity owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such entity owned in the Company immediately prior to the Effective Time.

Section 3.04.          Surrender and Payment.  (a) Prior to the Acceptance Date, Parent shall appoint a bank or trust company to act as agent (the “Depository Agent”) for purposes of paying the aggregate Offer Price to the holders of Shares that become entitled to receive the aggregate Offer Price pursuant to Section 2.01(d) and as agent (the “Paying Agent”) for the purpose of exchanging for the Merger Consideration the Shares pursuant to Section 3.03(a).  Promptly after (and in any event no later than the first Business Day after) the Acceptance Date, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 2.01(d).  As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 3.03(a) (together with the amount deposited pursuant to the immediately preceding sentence, the “Payment Fund”).  The Payment Fund shall not be used for any purpose other than to pay the Offer Price in the Offer and the Merger Consideration to holders of Shares in the Merger.

(b)          Except as provided in this Section 3.04(b), at the Effective Time, holders of Shares shall not be required to take any action with respect to the exchange of their Shares for the Merger Consideration.

(i)        Any holder of Shares held in direct registry form through the Company’s transfer agent, Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC) (the “Company Transfer Agent”) shall, subject to compliance with customary procedures of the Paying Agent and the Company Transfer Agent, automatically upon the Effective Time, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as possible after the Effective Time, the Merger Consideration to which such holder shall become entitled pursuant Section 3.03(a), and the Shares so exchanged shall be forthwith canceled.  Payment of the applicable Merger Consideration with respect to such Shares shall be made only to the Person in whose name such Shares are registered.

(ii)       With respect to Shares held, directly or indirectly, through the Depository Trust Company (“DTC”), Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries, the Merger Consideration to which the beneficial owners of such Shares held, directly or indirectly through DTC, shall become entitled pursuant to Section 3.03(a).

(iii)     No interest shall accrue or be paid on the Merger Consideration payable to holders of Shares in accordance with this Section 3.04(b) for the benefit of the holder thereof.  Until exchanged as contemplated by this Section 3.04(b) or as otherwise contemplated in Section 3.05, each Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 3.03(a).

(iv)     If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Shares surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable.  None of Parent, Purchaser or the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 3.04(b)(iv) under any circumstance.

(c)          All Merger Consideration paid upon the transfer of Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Shares.  After the Effective Time, there shall be no further registration of transfers of Shares.

(d)          Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 3.04(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares twelve months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section 3.04 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon.  Notwithstanding the foregoing, Parent shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws.  Any amounts remaining unclaimed by holders of Shares immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.05.          Dissenting Shares.  Notwithstanding Section 3.03, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to appraisal rights under Section 262 of Delaware Law and has properly exercised and perfected such holder’s demand for appraisal of such Shares in the time and manner provided in Section 262 of Delaware Law shall not be converted into the right to receive the Merger Consideration, but instead shall be entitled to payment of the appraised value of such Shares in accordance with Section 262 of Delaware Law, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal, and Parent shall not be required to pay the Merger Consideration to the Paying Agent for such Shares.  If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands (provided, that such direction shall not result in a binding obligation on the part of the Company that is effective prior to the Effective Time).  Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 3.06.          Company Equity Awards.

(a)          Stock Options.  At the Effective Time, each outstanding and unexercised Company Stock Option, whether vested or unvested, shall be automatically canceled and converted into the right to receive (without interest) an amount in cash, subject to applicable withholding (the “Company Stock Option Consideration”) equal to the product of (i) the excess (if any) of the Merger Consideration over the applicable exercise price and (ii) the total number of Shares subject to such Company Stock Option as of immediately prior to the Effective Time. For the avoidance of doubt, each Company Stock Option for which the applicable per-share exercise price equals or exceeds the Merger Consideration shall be canceled as of the Effective Time for no consideration.

(b)          Restricted Stock Units and Performance Stock Units.

(i)       At the Effective Time, each outstanding Company RSU and Company PSU (x) that vested (and, in the case of a Company PSU, was earned) at or prior to the Effective Time (in accordance with the terms and conditions thereof as in effect on the date hereof) or (y) that is held by a non-employee director of the Company (whether vested or unvested), shall be automatically canceled and converted into the right to receive (without interest) an amount in cash, subject to applicable withholding (the “Company RSU/PSU Award Consideration” and, together with the Company Stock Option Consideration, the “Company Equity Award Consideration”) equal to the product of (i) the Merger Consideration and (ii) the total number of Shares subject to such Company RSU or Company PSU as of immediately prior to the Effective Time.

(ii)      At the Effective Time, each other Company RSU and Company PSU that is outstanding and unvested as of immediately prior to the Effective Time and held by a Continuing Employee or an actively engaged non-employee consultant of the Company shall be assumed by Parent and converted into an award of restricted stock units with respect to Parent Shares (“Parent RSUs”) on the terms and conditions set forth in this Section 3.06(b)(ii).  The number of Parent Shares applicable to each such Parent RSU shall be equal to the product of (i) the number of Shares underlying such Company RSU or Company PSU immediately prior to the Effective Time (in the case of Company PSUs, based on target performance) multiplied by (ii) the Equity Award Exchange Ratio, rounded down to the nearest whole number of Parent Shares.  Each Parent RSU shall be subject to the same terms and conditions (including vesting schedule, other than performance-based vesting conditions) as applied to the corresponding Company RSU or Company PSU immediately prior to the Effective Time.

(c)          Prior to the Effective Time, the Company shall take all actions necessary or appropriate to effectuate the treatment of Company Equity Awards contemplated by this Section 3.06, including, if applicable, (i) obtaining any necessary consents or approvals, (ii) providing any notices or communications to participants or other Persons, (iii) adopting any necessary or appropriate resolutions of the Board of Directors (and/or any applicable committee thereof) and (iv) making any necessary amendments to the terms of the Company Equity Awards or the Company Equity Plan.

(d)          The Company Equity Award Consideration shall be paid as soon as reasonably practicable following the Effective Time (but no later than the later of (i) ten Business Days after the Effective Time and (ii) the first payroll date after the Effective Time) and shall be reduced by any withholding Taxes required to be paid by or collected on behalf of the recipients of the Company Equity Award Consideration.  Notwithstanding anything to the contrary herein, with respect to any Company Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Company Equity Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

Section 3.07.          Form S-8.  As soon as practicable following the Effective Time, Parent shall file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to a number of shares at least equal to the number of Parent Shares subject to the Parent RSUs granted in respect of Company Equity Awards pursuant to Section 3.06 and shall maintain the effectiveness of such statement while such awards remain outstanding.

Section 3.08.          Company ESPP.  Prior to the Effective Time, the Board of Directors or the appropriate committee thereof shall take all actions reasonably necessary, including adopting any resolutions or amendments and providing any notices to participants (which resolutions, amendments and notices, if applicable, shall be reasonably satisfactory to Parent) with respect to the Company ESPP to: (i) cause the offering period (as defined in the Company ESPP) ongoing as of the date of this Agreement to be the final offering period under the Company ESPP and the options under the Company ESPP to be exercised on the earlier of (x) the scheduled purchase date for such offering period and (y) the date that is ten (10) Business Days prior to the Closing Date (with any participant payroll deductions not applied to the purchase of Shares promptly returned to the participant), (ii) prohibit any individual who is not participating in the Company ESPP as of the date of this Agreement from commencing participation in the Company ESPP following the date of this Agreement, (iii) prohibit participants in the Company ESPP from increasing their payroll deductions from those in effect as of the date of this Agreement and (iv) terminate the Company ESPP as of, and subject to, the Effective Time.

Section 3.09.          Adjustments.  If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options or settlement of restricted stock units outstanding as of the date hereof to purchase Shares granted under the Company’s stock option or compensation plans or arrangements, the Offer Price, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.  In the event of any such adjustment, or in the event any action by the Company as permitted under this Agreement triggers Parent’s rights under Section 4.3 of the Stockholders Agreement, Parent shall have the right to purchase a number of Shares up to its Percentage Maintenance Share, as defined in the Stockholders Agreement.

Section 3.10.          Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Company, the Surviving Corporation and Parent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Applicable Law.  If the Paying Agent, the Company, the Surviving Corporation or Parent, as the case may be, so withholds amounts and remits such amounts to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Paying Agent, the Company, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

ARTICLE 4
Representations and Warranties of the Company

Subject to Section 11.05, except as disclosed in any publicly available Company SEC Document (including exhibits and other information incorporated by reference therein) filed after June 30, 2024 (excluding any disclosure set forth in any risk factor or forward looking statements section) and prior to the date hereof or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01.          Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 4.02.          Corporate Authorization.  (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company other than the Unaffiliated Tender Condition.  No vote of the holders of Shares is required to approve and adopt this Agreement.  Assuming due and valid execution by each other party hereto, this Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (collectively, the “Enforceability Exceptions”)).

(b)          The Special Committee has unanimously (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders, (b) determined that this Agreement is advisable and in the best interests of the Company and the Unaffiliated Stockholders and (c) recommended that the Board of Directors approve and authorize this Agreement and the Transactions, including the Offer and the Merger in accordance with Delaware Law (such resolutions, the “Special Committee Recommendation”).  As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.

(c)          At a meeting duly called and held, the Board of Directors (acting on the recommendation of the Special Committee) has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders, (ii) approved this Agreement and the execution, delivery and performance thereof by the Company, declared the Agreement advisable and approved the Transactions, including the Offer and the Merger, in accordance with Delaware Law, (iii) recommended acceptance of the Offer by the stockholders of the Company and (iv) resolved that this Agreement and the Merger shall be governed by Section 251(h) of Delaware Law and that the Merger shall be consummated as soon as practicable following the Acceptance Date (such recommendation, the “Company Board Recommendation”).  As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.  The Company has obtained all necessary consents to include the fairness opinion of Qatalyst Partners LP in its entirety and the fairness opinion of Citigroup Global Markets Inc. in its entirety in the Schedule 14D-9 and Company Schedule 13E-3, and the Schedule 14D-9 and Company Schedule 13E-3 shall include each such fairness opinion and a description of each such fairness opinion and the financial analyses relating to the applicable fairness opinion that provides the information called for by Item 1015(b) of Regulation M-A under the 1934 Act.

(d)          The Company has been advised that all of its directors and executive officers who own Shares intend to tender their Shares pursuant to the Offer.

Section 4.03.          Governmental Authorization.  The execution, delivery and performance by the Company and its Affiliates of this Agreement and the consummation by the Company and its Affiliates of the Transactions require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of any Foreign Investment Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable state or federal securities laws, and (iv) any actions, Filings or Consents the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04.          Non-contravention.  The execution, delivery and performance by the Company and its Affiliates of this Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation, bylaws or other organizational documents of the Company or its applicable Affiliates, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Company Material Contract or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05.          Capitalization.  (a) The authorized capital stock of the Company consists of 600,000,000 Shares, par value $0.0001 per share, and 30,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”).  As of January 17, 2025, there were outstanding (i) 65,516,571 Shares, of which 2,208,483 Shares are held in treasury, (ii) no shares of Company Preferred Stock, (iii) Company Stock Options to purchase an aggregate of 649,917 Shares (of which options to purchase an aggregate of 555,992 Shares were exercisable), (iv) Company RSUs with respect to an aggregate of 343,824 Shares and (v) Company PSUs with respect to an aggregate of 155,425 Shares (based on target performance) and 246,509 Shares (based on maximum performance).  There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.  Except as set forth in this Section 4.05 and for changes since January 17, 2025 resulting from the exercise or settlement of the Company Equity Awards outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

(b)          All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Equity Award or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.  Section 4.05 of the Company Disclosure Schedule contains a complete and correct list of each outstanding Company Equity Award, including, as applicable, the holder, date of grant, type of award, exercise price, expiration date, vesting schedule and number of Shares subject thereto.  There are no obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities other than pursuant to the existing terms of the Company Equity Awards outstanding as of the date hereof.  Each Company Equity Award has been granted in all material respects in compliance with all applicable securities laws and the terms of the Company Equity Plan and, in the case of Company Stock Options, has at all times been exempt from Section 409A of the Code.  Other than the Stockholders Agreement, dated as of May 16, 2022, by and among the Company, Parent and EMR Worldwide Inc. (the “Stockholders Agreement”), neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c)          Except as set forth in this Section 4.05, none of the (i) shares of capital stock of the Company or (ii) the Company Securities are owned by any Subsidiary of the Company.

Section 4.06.          Subsidiaries.  (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, and has all organizational powers required to carry on its business as now conducted.  Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.  All material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b)          All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).  There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.  Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries and publicly traded securities held for investment which do not exceed 5% of the outstanding securities of any Person, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 4.07.          SEC Filings and the Sarbanes-Oxley Act.  (a) The Company has filed with or furnished to the SEC, and made available to Parent, all Company SEC Documents.

(b)          As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)          As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)          The Company is, and since May 16, 2022, has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(e)          The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act).  Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared.  Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f)          Since May 16, 2022, the Company and its Subsidiaries have maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to its auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(g)          Since May 16, 2022, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, and the statements contained in any such certifications are true and complete.

Section 4.08.          Financial Statements.  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 4.09.          Disclosure Documents.  (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the Transactions (the “Company Disclosure Documents”), including the Schedule 14D-9 and the Company Schedule 13E-3, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act.

(b)          Any Company Disclosure Document, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)          The information with respect to the Company or any of its Subsidiaries that the Company supplies to Parent specifically for use in the Schedule TO, the Offer Documents and the Parent Schedule 13E-3 (or any amendment or supplement thereto), at the time of the filing, at the time of any distribution or dissemination and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents, the Schedule TO, the Offer Documents and the Parent Schedule 13E-3 based upon information supplied by Parent or Purchaser or any of their representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10.          Absence of Certain Changes.  (a) Since the Company Balance Sheet Date, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing without Parent’s consent, would constitute a breach of Section 6.01.

Section 4.11.          No Undisclosed Material Liabilities.  There are no Liabilities of the Company or any of its Subsidiaries, other than: (i) Liabilities disclosed and provided for in the Company Balance Sheet; (ii) Liabilities incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date; (iii) Liabilities arising in the ordinary course of business under Contracts to the extent not resulting from a breach thereof; and (iv) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12.          Compliance with Laws and Court Orders.  (a) The Company and each of its Subsidiaries is, and since May 16, 2022, has been, in compliance with, and to the knowledge of the Company is not under investigation with respect to, and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.  There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b)          Since May 16, 2022, neither the Company nor any of its Subsidiaries has engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any Sanctioned Country or Sanctioned Person.  Neither the Company nor any of its Subsidiaries nor any directors, officers, or to the knowledge of the Company, employees or agents of the Company or any of its Subsidiaries is a Sanctioned Person.

(c)          The Company and its Subsidiaries (i) are, and since May 16, 2022 have been, in material compliance with all applicable Sanctions and export controls laws, and (ii) have instituted, maintain and enforce policies and procedures reasonably designed to promote compliance with all applicable Sanctions and export controls laws.  Since May 16, 2022, the Company and its Subsidiaries have not been penalized for or threatened to be charged with, or given notice of any violation of, or, to the knowledge of the Company, been under investigation with respect to, any Sanctions or export controls laws, and no Action by or before any Governmental Authority or any arbitrator involving the Company or any of its Subsidiaries with respect to Sanctions or export controls laws is pending, except where such proceedings or investigations would not reasonably be expected to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d)          None of (a) the execution, delivery or performance of this Agreement or (b) the consummation of any Transactions, or the fulfillment of the terms hereof, will result in a violation by the Company, or to the knowledge of the Company, cause a violation by any other Person, of Sanctions.

(e)          Neither the Company, any of its Subsidiaries, nor any of its or their respective officers, directors, or, to the Company’s knowledge, employees or other Persons acting on behalf of the Company or any of its Subsidiaries has since May 16, 2022 directly or knowingly indirectly made, promised, or authorized or offered, agreed, or attempted to make any payment of cash or other thing of value to any employee or official of a Governmental Authority, any political party or official thereof, any candidate for political office or any other Person for purposes of obtaining or retaining business or gaining other unlawful advantage in material violation of the Foreign Corrupt Practices Act of 1977, as amended, or other laws regarding bribery or corruption (the “Anti-Corruption Laws”).  Neither the Company, any of its Subsidiaries, nor any of its or their respective officers, directors, or, to the Company’s knowledge, employees or other Persons acting on behalf of the Company or any of its Subsidiaries has since May 16, 2022 (i) been the subject of a material claim or allegation (from any source) relating to any potential violation of the Anti-Corruption Laws or any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to any employee or official of a Governmental Authority, to any political party or official thereof or to any candidate for political office or (ii) received any written notice or communication from, or made a voluntary disclosure to, any Governmental Authority regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law.

(f)          Neither the Company nor any of its Subsidiaries is a party to any agreement or settlement with any Governmental Authority with respect to any actual or alleged violation of any Applicable Law, except for agreements and settlements that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.13.          Litigation.  There is no Action or, to the knowledge of the Company, investigation pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director, employee, independent contractor, worker or consultant of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened investigations or Actions, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.14.          Permits.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries hold all Consents from Governmental Authorities necessary for the operation of their respective businesses (the “Company Permits”).  The Company and each of its Subsidiaries are and since May 16, 2022, have been in compliance with the terms of the Company Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There is no Action pending, or, to the knowledge of the Company, threatened in writing that seeks the revocation, cancellation, termination, non-renewal or adverse modification of any Company Permit except where such revocation, cancellation, termination, non-renewal or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.15.          Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and (b) such property and assets are free and clear of all Liens, except Permitted Liens.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease, license or other similar agreement to occupy space (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases, licenses, uses, occupies or has any interest in any real property is valid and in full force and effect and free and clear of all Liens, except Permitted Liens; and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to any such Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of any such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any such Lease.

(c)          Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries have leased or otherwise granted to any Person the right to use or occupy all or a portion of any real property in which the Company or its Subsidiaries holds a real property interest.

(d)          Section 4.15(d) of the Company Disclosure Schedule sets forth an accurate and complete list of all Company Material Leases as of the date of this Agreement, together with the use, address, landlord and tenant for each such Lease.

(e)          The Company and its Subsidiaries do not own any real property.

Section 4.16.          Intellectual Property.  (a) Section 4.16(a) of the Company Disclosure Schedule sets forth a true and complete list of all registrations and applications for registration for Patents, Trademarks and Copyrights included in the Company Intellectual Property (the “Registered Company Intellectual Property”).

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries solely and exclusively own, free and clear of all Liens (other than any Permitted Liens), all Company Intellectual Property; (ii) none of the material Registered Company Intellectual Property has been adjudged invalid or unenforceable in whole or in part other than in the ordinary course of Patent and Trademark prosecution and, to the knowledge of the Company, all such Intellectual Property is otherwise valid, subsisting and enforceable; (iii) the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used, held for use in or necessary for the conduct of their respective businesses as currently conducted; (iv) neither the Company nor its Subsidiaries, nor the conduct of their respective businesses, has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, the Intellectual Property rights of any Person; (v) to the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Company Intellectual Property; (vi) neither the Company nor any of its Subsidiaries has received any written notice or otherwise has knowledge of any pending Action alleging that the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any Person; (vii) the consummation of the Transactions will not alter, encumber, impair or extinguish any Company Intellectual Property nor will it, pursuant to any Contract to which the Company or any of its Subsidiaries is party, encumber any Intellectual Property owned by or licensed to Parent or any of its Affiliates; (viii) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Trade Secrets and source code included in the Company Intellectual Property and no such Trade Secrets or source code has been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements; (ix) none of the software included in the Company Intellectual Property is subject to any agreement with any Person under which the Company or any of its Subsidiaries has deposited, or could be required to deposit, into escrow the source code of such software, except for arrangements requiring the release of such source code solely for reasons of cessation to exist or bankruptcy of the Company or any of its Subsidiaries, and no such source code has been released to any Person by any escrow agent or is entitled to be released to any Person, by any escrow agent as a result of the Transactions; (x) the consummation of the Transactions will not trigger the release of any source code of any software included in the Company Intellectual Property; (xi) the Company and its Subsidiaries have entered into binding, written agreements with the current and former employees and independent contractors of the Company and its Subsidiaries who have participated in the development of any material Intellectual Property for or on behalf of the Company or any of its Subsidiaries, whereby such employees and independent contractors presently assign to the Company or any of its Subsidiaries any ownership interest and right they may have in all such Intellectual Property; (xii) neither the Company nor any of its Subsidiaries has, to the knowledge of the Company (A) used or incorporated any material proprietary source code included in the Company Intellectual Property in a manner that would require the Company or any of its Subsidiaries to deliver any such source code to any Third Party pursuant to any Open Source License, or (B) licensed, distributed or used any software subject to an Open Source License in material breach of the terms of any Open Source License or in a manner that does not materially comply with the internal policies of the Company or its Subsidiaries with respect to the licensing, distribution or use of software subject to an Open Source License; (xiii) the IT Assets owned by, or licensed or leased to, the Company and its Subsidiaries (the “Company IT Assets”) operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and, to the knowledge of the Company, there has been no breach, or unauthorized use, access, interruption, modification or corruption of the Company IT Assets (or any information and transactions stored or contained therein or transmitted thereby); and (xiv) the Company and its Subsidiaries have taken reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the Company IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption and have implemented reasonable backup, disaster recovery, business continuity and encryption technology consistent with industry practices.

Section 4.17.          Data Protection and Cybersecurity.  For the purposes of this Section 4.17, the terms “personal data,” “personal data breach,” “process” (and its derivatives) and “supervisory authority” shall have the meaning given to them in the GDPR.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company and each of its Subsidiaries have complied with all applicable requirements of the Data Protection Laws; (b) the Company and each of its Subsidiaries have implemented appropriate technical and organizational measures to keep personal data processed by or on behalf of the Company and its Subsidiaries confidential in accordance with Applicable Law (including, for the avoidance of doubt, Data Protection Laws) and to protect such personal data against accidental or unlawful destruction or accidental loss, alteration, unauthorized disclosure or access, as monitored through regular penetration tests and vulnerability assessments (including by remediating any and all identified vulnerabilities); and (c) neither the Company nor any of its Subsidiaries has (i) suffered any personal data breach; (ii) received any written notice, request or other communication from any supervisory authority or any regulatory authority relating to a breach or alleged breach of their obligations under Data Protection Laws; or (iii) received any written claim or complaint from any data subject or other person claiming a right to compensation for failure to respond to any of their data subject rights requests or alleging any breach of Data Protection Laws.

Section 4.18.          Taxes.  (a) All material Tax Returns filed or required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries (each such Tax Return, a “Company Tax Return”) have been filed when due in accordance with all Applicable Law, and all such material Company Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b)          The Company and each of its Subsidiaries has paid (or has had paid on its behalf) to the appropriate Taxing Authority all material Taxes (whether or not shown as due and payable on any Company Tax Return), or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c)          The Company and each of its Subsidiaries has duly and timely withheld all material Taxes required to be withheld from any payment to any Person and such withheld Taxes have been or will be duly and timely paid to the appropriate Taxing Authority.

(d)          The consolidated U.S. federal income Tax Returns of the Company through the Tax year ended June 30, 2020, have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(e)          There is no Action or, to the knowledge of the Company, investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or any of its Subsidiaries in respect of any material Tax or Tax asset.

(f)          No claim, deficiency or assessment with respect to material Taxes has been asserted in writing against the Company or any of its Subsidiaries, which has not been fully paid.

(g)          Neither the Company nor any of its Subsidiaries (i) is now or has been a member of an “affiliated group” as defined in Section 1504 of the Code (or any similar provision of any Applicable Law), other than an “affiliated group” of which the Company or Parent is the common parent, (ii) has any liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (other than a member of an “affiliated group” of which the Company or Parent is the common parent), as a transferee or successor, or by any other Contract, assumption or applicable provision of Applicable Law.

(h)          During the preceding two-year period, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(i)          Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or has any liability under any Tax Sharing Agreement, other than any Tax Sharing Agreement solely between the Company and/or one or more of its Subsidiaries or between the Company and Parent and/or one or more their respective Subsidiaries, or (ii) has granted any power of attorney with respect to any matters related to Taxes that is currently in force.

(j)          There are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries (other than extensions granted in connection with extensions of time to file Tax Returns obtained in the ordinary course of business).

(k)          No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(l)          Neither the Company nor any of its Subsidiaries (i) has a permanent establishment (within the meaning of an applicable Tax treaty), branch, or other fixed place of business, or (ii) has otherwise been, or deemed to be, engaged in a trade or business in any jurisdiction, other than its own country of incorporation or formation.  Neither the Company nor any of its Subsidiaries currently has or has had nexus (within the meaning of the Applicable Law of any applicable state) in any state where the Company or such Subsidiary, as applicable, does not currently, or did not at the applicable time, file Tax Returns and pay Taxes.

(m)        There are no Liens for material Taxes upon any property or assets of the Company or any of its Subsidiary except for Permitted Liens.

(n)          Neither the Company nor any of its Subsidiaries will be required to include amounts in income, or exclude or reduce material items of deduction, in a taxable period for which a Tax Return has not yet been filed as a result of any (i) change in or improper use of any method of accounting pursuant to Section 481 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax law) prior to the Closing Date, (ii) “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax law) executed prior to the Closing, (iii) installment sale or open transaction made or entered into prior to the Closing, (iv) prepaid amount received or deferred revenue accrued prior to the Closing, (v) intercompany transaction consummated or excess loss account existing on or prior to the Closing Date, in either case described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax law), or (vi) application of Section 965 of the Code (and no amounts will be required to be paid by the Company or any of its Subsidiaries pursuant to Section 965(h) of the Code).

(o)          Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, a request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any material Taxes.

(p)          Neither the Company nor any of its Subsidiaries has entered into or been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(q)          Notwithstanding anything to the contrary in this Agreement, this Section 4.18 (and so much of Section 4.19 as relates to Taxes) are the sole representations and warranties given by the Company in this Agreement, and no other representation or warranty given by the Company in this Agreement shall be construed or interpreted as containing any representation or warranty, in each case with respect to Tax matters.

Section 4.19.          Employee Benefits and Labor Matters.  (a) Section 4.19(a) of the Company Disclosure Schedule contains a correct and complete list of each material Benefit Plan (it being agreed that employment contracts for non-U.S. employees below the executive level which are consistent in all material respects with the standard forms of employment contracts provided to Parent prior to the date hereof, shall not be required to be listed on Section 4.19(a) of the Company Disclosure Schedule) and identifies (x) whether such plan is a U.S. Benefit Plan or an International Benefit Plan, (y) which such plans are defined benefit pension plans and (z) in the case of welfare plans, any such plans which are self-insured.  The Company has made available to Parent copies of each material Benefit Plan and all amendments thereto and, if applicable, (i) any related trust, funding agreements or insurance policies, (ii) summary plan description and summaries of material modifications, (iii) the most recent IRS determination letter or foreign equivalent issued by a Governmental Authority, as may be applicable, (iv) actuarial reports and financial statements for the most recently completed fiscal year, (v) the most recent annual report (Form 5500) and all applicable schedules thereto or foreign equivalent, (vi) tax return (Form 990) prepared in connection with any such plan or trust or foreign equivalent and (vii) all material, non-routine documents and correspondence relating thereto received from or provided to any Governmental Authority during the past year.  Notwithstanding the foregoing, this Section 4.19(a) shall not apply to any Benefit Plan that is maintained or sponsored by any Governmental Authority.

(b)          Neither the Company nor any of its Subsidiaries (nor any predecessor thereof) (x) sponsors, maintains or contributes to (or is required to contribute to), or has in the past sponsored, maintained or contributed to (or been required to contribute to), and no Benefit Plan is, a plan subject to Title IV of ERISA (each, a “Title IV Plan”), a defined benefit pension plan, or any pension scheme which is not a money purchase pension scheme, as defined under section 181(1) of the United Kingdom Pension Schemes Act 1993 or (y) has any, or is reasonably expected to have any, individually or in the aggregate, direct or indirect liability with respect to any Title IV Plan.  Neither the Company nor any of its Subsidiaries contributes to or is required to contribute to any multiemployer plan, as defined in Section 3(37) of ERISA.

(c)          Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS, or has pending or has time remaining in which to file, an application for such determination from the IRS, and to the knowledge of the Company, no circumstances exist that would reasonably be expected to cause such determination or opinion letter being revoked or not issued or reissued.

(d)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since May 16, 2022, (i) each Benefit Plan has been established, funded and maintained in compliance with its terms and Applicable Law (including, to the extent applicable, ERISA and the Code) and with any agreement entered into with a union or labor organization; (ii) there have not been any Actions pending against or involving, or to the knowledge of the Company, threatened against or threatened to involve any Benefit Plan (other than routine claims for benefits); (iii) no events have occurred with respect to any Benefit Plan that has resulted in, or to the Company’s knowledge, would reasonably be expected to result in, the assessment of any excise Taxes or penalties against the Company or any of its Subsidiaries; and (iv) all contributions, premiums and payments that are due to have been made for each Benefit Plan within the time periods prescribed by the terms of such plan and Applicable Law have been made.

(e)          Neither the execution of this Agreement nor the consummation of the Transactions will (either alone or together with any other event) (i) entitle any current or former Service Provider to any compensation or benefits (including any bonus, retention or severance pay); (ii) accelerate the time of payment or vesting, or result in any payment or funding (through a grantor trust or otherwise), of any compensation or benefits under, increase the amount payable or result in any other material obligation to or pursuant to, any of the Benefit Plans; (iii) limit or restrict the right of the Company or any of its Subsidiaries and, after the consummation of the Transactions, Parent, the Surviving Corporation or any of their Subsidiaries, to merge, amend or terminate any of the material Benefit Plans; or (iv) result in the payment of any amounts that would not be deducible under Section 280G of the Code or result in the payment of any amounts subject to an excise tax under Section 4999 of the Code.

(f)          Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such individual, including under Section 409A or 4999 of the Code.

(g)          Neither the Company nor any of its Subsidiaries has any material liability in respect of, and no Benefit Plan provides or promises, any post-employment or retirement health, medical or hospitalization or similar benefits (whether insured or self-insured) for any current or former Service Provider, except as required under Section 4980B of the Code or other Applicable Law.

(h)          There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, a Benefit Plan which would increase materially the expense of maintaining such Benefit Plan above the level of the expense incurred in respect thereof for the most recently completed fiscal year.

(i)          Each International Benefit Plan (i) has been maintained in compliance with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is, to the extent so required, funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j)          Section 4.19(j) of the Company Disclosure Schedule contains a true, complete and correct list of the following with respect to each Company Employee as of the date hereof: name (to the extent not prohibited by Applicable Law), employee ID, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the leave and expected return date), whether exempt from the Fair Labor Standards Act, annual salary or wage rate, most recent annual bonus received and current annual bonus opportunity.  Five days prior to the Closing, the Company will provide Parent with a revised version of Section 4.19(j), updated as of the most recent practicable date.

(k)          No employee or former employee of the Company or its Subsidiaries has transferred to the employment of the Company or its Subsidiaries with an entitlement to payment of enhanced pension benefits on redundancy or early retirement by reference to employment with the Company or any of its Subsidiaries or a previous employer and whether under a Benefit Plan, contract of employment or another arrangement.

(l)          Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into or amending, any Collective Bargaining Agreement and, to the Company’s knowledge, since May 16, 2022, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Company Employees.  Since May 16, 2022, neither the Company nor any of its Subsidiaries has received any written request for recognition from any trade union, or for the establishment of a European Works Council, information and consultation body or any other employee representative body, to be the bargaining representative of any Company Employees.  There are no material unfair labor practice grievances or complaints pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any pending request for union recognition involving Company Employees.  There is no, and since May 16, 2022, there has not been any, material labor strike, slowdown or stoppage pending or, to the Company’s knowledge, threatened by current or former Company Employees against the Company or any of its Subsidiaries.

(m)        The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council (including European Works Council) or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.

(n)         Since May 16, 2022, the Company and each of its Subsidiaries have been in compliance with all Applicable Laws relating to labor, employment and employment practices with respect to current and former Company Employees and individual independent contractors, workers and consultants, including payment of wages and salaries, hours, overtime, pension contributions, holiday pay, sick pay, housing fund and social insurance (and similar) contributions, terms and conditions of employment, mandatory accrual of statutory leave allowances, collective bargaining, classification of workers, discrimination, harassment, immigration and the payment and withholding of Taxes (collectively, “Employment Laws”), except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, since May 16, 2022, there have not been any pending or, to the Company’s knowledge, threatened Actions against the Company or any of its Subsidiaries by or before any Governmental Authority relating to any violations or failures by the Company or any of its Subsidiaries to comply with any applicable Employment Laws.  The Company and each of its Subsidiaries is, and has been since May 16, 2022, in material compliance with WARN and has no material liabilities or other obligations thereunder.

Section 4.20.          Environmental Matters.  (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and Action (or any basis therefor) or, to the knowledge of the Company, investigation is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries and relating to or arising out of any Environmental Law; (ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all its Environmental Permits; and (iii) there are no Liabilities of the Company or any of its Subsidiaries arising under or relating to any Environmental Law or any Hazardous Substance and there is no condition, situation or set of circumstances that would reasonably be expected to result in or be the basis for any such Liability.

(b)          The Company does not own, lease or operate any property in the State of New Jersey or Connecticut.

Section 4.21.          Material Contracts.  (a) Section 4.21 of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound (each such Contract listed or required to be so listed, and each of the following Contracts to which the Company or any of its Subsidiaries becomes a party or by which it becomes bound after the date of this Agreement, a “Company Material Contract”):

(i)         any Contract pursuant to which the Company or any of its Subsidiaries incurred aggregate payment obligations or received aggregate payments in excess of $6,500,000 during the twelve-month period ended June 30, 2024;

(ii)        any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the freedom of Parent, the Surviving Corporation or any of their respective Affiliates after the Closing or (B) contains any material exclusivity or material “most favored nation” obligations, material rights of first refusal, material rights of first offer, material put or call rights or other restrictions or similar provisions that are binding on the Company or any of its Subsidiaries (or, after the Effective Time, that would be binding on Parent, the Surviving Corporation or any of their respective Affiliates);
(iii)      promissory notes, loan agreements, indentures, evidences of indebtedness or other Contracts providing for or relating to the lending of money in excess of $500,000;
(iv)       any material joint venture, profit-sharing, partnership, stockholders, investors rights, registration rights or similar Contract;
(v)        any Contracts or series of related Contracts entered into since May 16, 2022, relating to the acquisition or disposition of the business, assets or securities of any Person or any business for a price in excess of $10,000,000 (in each case, whether by merger, sale of stock, sale of assets or otherwise);
(vi)       any Contracts or other transactions with any (A) executive officer or director of the Company, (B) record or, to the knowledge of the Company, beneficial owner of five percent (5%) or more of the voting securities of the Company (excluding Parent or any of its Subsidiaries), or (C) affiliates or “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such executive officer, director or beneficial owner;
(vii)      any material Contract pursuant to which the Company or any of its Subsidiaries (A) grants any license, right or covenant not to sue with respect to any Company Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business) or (B) obtains any license, right or covenant not to sue with respect to any Intellectual Property owned by any other Person (other than non-exclusive licenses to commercial off-the-shelf software which are generally available on non-discriminatory pricing terms);
(viii)     any Company Material Lease; and
(ix)       any other Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K.

(b)          The Company has made available to Parent a true and complete copy of each Company Material Contract.  All of the Company Material Contracts are, subject to the Enforceability Exceptions, valid and binding obligations of the Company or a Subsidiary of the Company and, to the knowledge of the Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with their respective terms against the Company or its Subsidiaries and, to the knowledge of the Company, each of the other parties thereto, except where the failure to be valid and binding obligations and in full force and effect and enforceable would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  To the knowledge of the Company, no Person is seeking to terminate or challenge the validity or enforceability of any Company Material Contract, except such terminations or challenges which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any of the other parties thereto has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Company Material Contract, in each case, except for those violations and defaults (or potential defaults) which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.22.          Finders’ Fees.  Except for Qatalyst Partners LP and Citigroup Global Markets Inc., copies of whose engagement agreements have been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Subsidiaries.

Section 4.23.          Opinion of Financial Advisors.  The Special Committee has received the opinion of Qatalyst Partners LP and the opinion of Citigroup Global Markets Inc., in each case to the effect that, as of the date of such opinion and subject to the various matters, limitations, qualifications and assumptions set forth in such opinion, the Offer Price and the Merger Consideration to be received by the Unaffiliated Stockholders in the Offer and the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 4.24.          Antitakeover Statutes.  The Company has taken all action necessary to exempt the Transactions (including the Merger) and this Agreement from Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions.  No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or the Transactions.

Section 4.25.          Compliance with Customs & Trade Laws.

(a)          Since May 16, 2022, the Company and any Subsidiary thereof, and all of their respective directors, and officers, and, to the knowledge of the Company, employees and agents, have been in compliance in all material respects with Customs & Trade Laws.

(b)          Since May 16, 2022, the Company has obtained all applicable import and export licenses and all other necessary consents, notices, waivers, approvals, orders, authorizations, and declarations, and completed all necessary registrations and filings, required under applicable Customs & Trade Laws, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c)          Since May 16, 2022, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company has not (i) made any voluntary, directed or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any Customs & Trade Laws, (ii) been the subject of a current, pending or, to the knowledge of the Company, threatened investigation, inquiry or enforcement proceedings for violations of Customs & Trade Laws, or (iii) violated or received any notice, request, penalty, or citation for any actual or potential non-compliance with Customs & Trade Laws.

Section 4.26.          No Other Representations and Warranties.  Except for the representations and warranties made by the Company in this Article 4, neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or available to Parent in any form in expectation of, or in connection with, this Agreement or the Transactions.  The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives.  The Company acknowledges and agrees that, except for the representations and warranties made by Parent in Article 5, neither Parent nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries (including Purchaser), or the accuracy or completeness of any information regarding Parent or its Subsidiaries (including Purchaser) or any other matter furnished or provided to the Company or made available to the Company in any form in expectation of, or in connection with, this Agreement, or the Transactions.  Notwithstanding the foregoing, nothing in this Agreement shall limit any party’s remedies in the case of actual fraud.

ARTICLE 5
Representations and Warranties of Parent

Parent represents and warrants to the Company that:

Section 5.01.          Corporate Existence and Power; Ownership of Shares.  Each of Parent and Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of its state of incorporation and has all corporate powers required to carry on its business as now conducted.  Each of Parent and Purchaser is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  As of the date hereof, Parent and its Subsidiaries own, and Parent and its Subsidiaries will continue to own at all times prior to the consummation of the transactions contemplated by this Agreement, the number of Shares set forth on Section 5.01 of the Parent Disclosure Schedule (subject to adjustment to reflect the effect of any stock split, reverse stock split, stock distribution or dividend).  Except as set forth on Section 5.01 of the Parent Disclosure Schedule or pursuant to the Stockholders Agreement, neither Parent nor any of its Subsidiaries or Affiliates owns, beneficially or otherwise, any shares of capital stock of the Company or its Subsidiaries or any securities, Contracts or obligations convertible into or exercisable or exchangeable for shares of capital stock of the Company or its Subsidiaries.

Section 5.02.          Corporate Authorization.  The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the Transactions are within Parent’s and Purchaser’s respective corporate powers and have been duly authorized by all necessary corporate action on the part of Parent and Purchaser, respectively.  Assuming due and valid execution by the Company, this Agreement constitutes a valid and binding agreement of Parent and Purchaser, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.03.          Governmental Authorization.  The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the Transactions require no action by or in respect of, Consents of, or Filings with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent or Purchaser is qualified to do business, (ii) compliance with any applicable requirements of any Foreign Investment Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws and (iv) any actions, Filings or Consents the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04.          Non-contravention.  The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation, bylaws or other organizational documents of Parent or Purchaser, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any material Contract binding upon Parent or any of its Subsidiaries, or relating in any way to, the assets or business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05.          Disclosure Documents.  (a) The information with respect to Parent and any of its Subsidiaries (other than the Company and its Subsidiaries) that Parent supplies to the Company specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

(b)          The Schedule TO and the Parent Schedule 13E-3, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the 1934 Act and, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Schedule TO, the Offer Documents and the Parent Schedule 13E-3 based upon information supplied to Parent or Purchaser by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.06.          Financing.  Parent has, or will have at the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to fund the aggregate Offer Price payable pursuant to Section 2.01(d) and the Merger Consideration payable pursuant to Section 3.03(a).

Section 5.07.          Finders’ Fees.  Except for Centerview Partners LLC and Goldman Sachs & Co. LLC, each of whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from Parent or any of its Affiliates upon consummation of the Transactions.

Section 5.08.          No Other Representations and Warranties.  Except for the representations and warranties made by Parent in this Article 5, none of Parent, Purchaser or any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries (including Purchaser), or the accuracy or completeness of any information regarding Parent or its Subsidiaries (including Purchaser) or any other matter furnished or provided to the Company or made available to the Company in any form in expectation of, or in connection with, this Agreement or the Transactions.  Parent and its Subsidiaries (including Purchaser) disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries (including Purchaser) or any of their respective Affiliates or Representatives.  Parent acknowledges and agrees that, except for the representations and warranties made by the Company in Article 4, neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions.  Notwithstanding the foregoing, nothing in this Agreement shall limit any party’s remedies in the case of actual fraud.

ARTICLE 6
Covenants of the Company

The Company agrees that:

Section 6.01.          Conduct of the Company.  From the date hereof until the Effective Time, except (i) as otherwise expressly contemplated by this Agreement, (ii) as required by any Applicable Law or requested by any Governmental Authority, (iii) as set forth in Section 6.01 of the Company Disclosure Schedule or (iv) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) (collectively, the “Company Permitted Actions”), the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to (x) conduct their businesses in the ordinary course consistent with past practice, (y) maintain and preserve intact their business organizations, their rights, franchises and other authorizations issued by Governmental Authorities and their relationships with their customers, regulators and other Persons with which they have advantageous business relationships (including the Company Employees) and (z) maintain and keep in good repair (ordinary wear and tear excepted) the material properties, assets and businesses of the Company and its Subsidiaries.  Without limiting the generality of the foregoing, from the date hereof until the Effective Time, except for the Company Permitted Actions, the Company shall not, and shall cause its Subsidiaries not to:

(a)          amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b)          (i) merge or consolidate with any other Person, (ii) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, other than acquisitions of assets, securities or property in the ordinary course of business consistent with past practice in an amount not to exceed $35,000,000 individually or $100,000,000 in the aggregate, or (iii) adopt or publicly propose a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, recapitalization, restructuring or other reorganization;

(c)          (i) split, combine or reclassify any Company Securities (whether by merger, consolidation or otherwise), (ii) amend any term or alter any rights of any Company Securities or Company Subsidiary Securities (in each case, whether by merger, consolidation or otherwise), (iii) declare, set aside or pay or make any dividend or any other distribution (whether in cash, stock, property or any combination thereof) in respect of any Company Securities or Company Subsidiary Securities (in the case of this clause (iii), other than dividends or distributions by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company), or (iv) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or Company Subsidiary Securities (other than pursuant to the terms of Company Equity Awards outstanding as of the date hereof in accordance with the terms of the governing plans and applicable award agreements as of the date hereof);

(d)          (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than the issuance of any Shares upon the exercise or settlement of Company Equity Awards outstanding as of the date hereof in accordance with the terms of the governing plans and applicable award agreements as of the date hereof or (ii) grant any Company Equity Awards or any other equity or equity-based awards or discretionarily accelerate the vesting or payment of any Company Equity Awards (including taking action to deem satisfied any performance goals);

(e)          incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget that has been made available to Parent prior to the date of this Agreement and (ii) any unbudgeted capital expenditures not to exceed $2,000,000 in the aggregate;

(f)          sell, lease, license, sublicense, transfer, abandon or otherwise dispose of (by merger, consolidation, sale of stock or assets or otherwise) or permit to lapse, any assets, securities, interests, businesses or property, other than (i) sales of inventory and dispositions of obsolete assets, in each case, in the ordinary course of business consistent with past practice and (ii) dispositions of assets, securities, interests, businesses or property for fair market value in an aggregate amount not to exceed $2,000,000 in the aggregate;

(g)          incur, assume, or guarantee or repurchase (in each case, whether evidenced by a note or other instrument, pursuant to an issuance of debt securities, financing lease, sale-leaseback transaction or otherwise), any indebtedness for borrowed money, other than (i) any indebtedness under the Company Credit Agreement, (ii) any indebtedness under any letters of credit or other credit support (or similar instruments) issued in the ordinary course of business consistent with past practice, (iii) any indebtedness of the Company owing to any of its Subsidiaries and of any Subsidiary of the Company owing to the Company or any other Subsidiary of the Company, any other indebtedness incurred pursuant to agreements in effect prior to the execution of this Agreement and made available to Parent prior to the date hereof, (iv) additional indebtedness in an aggregate principal amount not to exceed $5,000,000 and (v) any indebtedness incurred to replace, renew, extend, refinance or refund any of the foregoing (including undrawn commitments thereunder) (plus unpaid accrued interest thereon, and underwriting discounts, fees, commissions and expenses associated with such replacement, renewal, extension, refinancing or refunding);

(h)          make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) between the Company and its wholly owned Subsidiaries or among the wholly owned Subsidiaries of the Company or (ii) in the ordinary course of business consistent with past practice;

(i)          create or incur any Lien (except for a Permitted Lien and any other Liens created or incurred in connection with any indebtedness permitted to be incurred or established under Section 6.01(g)) on any material asset;

(j)          other than in the ordinary course of business consistent with past practice, enter into any Company Material Contract or terminate, renew, extend or amend in any material respect any Company Material Contract or waive, release or assign any material rights, claims or benefits thereunder, except (i) for any amendment, restatement, replacement (whether upon or after termination or otherwise, and whether with the original lenders or otherwise) refinancing, supplement or modification of indebtedness under the Company Credit Agreement or (ii) for any amendment, replacement, renewal, extension or termination of any Company Material Lease in the ordinary course of business that would not be reasonably expected to materially increase the Liabilities of the Company;

(k)          except as required by Applicable Law or the terms of any Collective Bargaining Agreement or Benefit Plan in effect as of the date hereof, (i) grant or increase any severance, termination, change in control, retention or transaction bonus (or amend any agreement or arrangement providing for any of the foregoing), (ii) establish, adopt, enter into, materially amend or terminate any Benefit Plan or any Collective Bargaining Agreement, (iii) increase the compensation, bonus or other benefits payable to any Company Employee, (iv) hire or terminate the employment of any Company Employee, other than (A) the hiring of Company Employees to fill vacancies arising due to terminations of employment of employees with an annual base salary or wage rate of less than $200,000 in the ordinary course of business consistent with past practice or (B) the termination of any Company Employee for cause or of any Company Employee with a base salary of less than $200,000 in the ordinary course of business consistent with past practice, (v) engage in any mass layoffs or plant closings (as such terms are defined under the Worker Adjustment and Retraining Notification Act) with respect to any Company Employees (or similar actions with respect to Company Employees outside of the United States) or (vi) voluntarily recognize any new union, works council or similar employee representative with respect to any Company Employee;

(l)          change methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(m)           (i) make, change or revoke any material Tax election; (ii) change any annual Tax accounting period; (iii) adopt, change or revoke any material method of Tax accounting; (iv) amend any material Tax Return; (v) enter into any material closing or similar agreement with respect to Taxes; (vi) extend or waive, or agree to extend or waive, any statute of limitation with respect to the assessment, determination or collection of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (vii) settle or compromise any Action or investigation relating to material Taxes; or (viii) take or cause (or otherwise permit any other Person to take or cause) any action outside of the ordinary course of business which would reasonably be expected to materially increase Parent’s or any of its Affiliates’ (including the Company’s and its Subsidiaries’) Liability for Taxes;

(n)          settle or compromise, or offer or propose to settle or compromise, (i) any Action or investigation, whether pending or threatened, involving or against the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice (provided that any individual settlement or compromise or any series of related settlements or compromises involving payments by the Company and its Subsidiaries in excess of $1,000,000 individually or $5,000,000 in the aggregate (in each case, net of any amounts that may be paid under one or more existing insurance policies) or providing for any non-monetary relief shall be deemed not to be in the ordinary course of business), (ii) any Transaction Litigation or (iii) any Action initiated by a stockholder of the Company (other than Parent and its Affiliates) in their capacity as such;

(o)          disclose to any third party, other than to employees, representatives or agents of the Company or any of its Subsidiaries, or other third parties (including customers) in the ordinary course of business consistent with past practice, bound by written confidentiality agreements, any material Trade Secrets or source code included in the Company Intellectual Property; or

(p)          agree, resolve or commit to do any of the foregoing.

For the avoidance of doubt, nothing in this Section 6.01 or this Agreement shall limit the rights of Parent or any of its Affiliates under any other Contract with the Company or any of its Subsidiaries, including the Stockholders Agreement.

Section 6.02.          No Solicitation; Other Offers.  (a) General Prohibitions.  From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 10.01, except as otherwise set forth in this Section 6.02, neither the Company nor any of its Subsidiaries nor any of their respective officers, directors or employees shall, and the Company shall instruct and shall use its reasonable best efforts to cause its and its Subsidiaries’ respective investment bankers, attorneys, accountants, consultants or other agents or advisors (such officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors, collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions (other than to request clarification of an unsolicited Acquisition Proposal for purposes of assessing whether such Acquisition Proposal is or is reasonably likely to result in a Superior Proposal) or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party in connection with an Acquisition Proposal or an offer, proposal or inquiry that could reasonably be expected to lead to an Acquisition Proposal, (iii) fail to make, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation or the Special Committee Recommendation (it being understood that any failure to publicly (A) if a tender or exchange offer for Shares that constitutes an Acquisition Proposal is commenced, recommend against such Acquisition Proposal within ten Business Days after the commencement of such Acquisition Proposal or (B) reaffirm the Company Board Recommendation or the Special Committee Recommendation within ten Business Days after written request by Parent to do so will be treated as a withdrawal of the Company Board Recommendation or the Special Committee Recommendation; provided that Parent shall be entitled to make such a written request for reaffirmation only once for each Acquisition Proposal and once for each material amendment to such Acquisition Proposal) or recommend an Acquisition Proposal (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries (provided that if the Board of Directors (upon the recommendation of the Special Committee) determines in good faith that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, then (A) the Company may fail to enforce or grant any waiver or release under any such standstill or similar agreement to the extent necessary to permit the Person bound by such provision or agreement to make an Acquisition Proposal to the Board of Directors and (B) concurrently with such waiver, release or failure to enforce by the Company, any standstill or similar provisions in any other agreement with Parent or any of its Affiliates shall immediately and automatically cease to be of any force or effect), (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.  It is agreed that any violation of the restrictions on the Company set forth in this Section by any officer, director or employee of the Company or any of its Subsidiaries, and any violation of such restrictions by a Representative of the Company or any of its Subsidiaries acting on behalf of the Company or any of its Subsidiaries with the knowledge of the Company or resulting from actions directed by the Company or any of its Subsidiaries or any of their respective officers, directors or employees, shall be deemed to constitute a breach of this Section by the Company.

(b)          Exceptions.  Notwithstanding Section 6.02(a), at any time prior to the Acceptance Date (and in no event thereafter):

(i)        The Company may (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to the Company’s compliance in all material respects with Section 6.02(a), has made after the date of this Agreement a bona fide, written Acquisition Proposal that the Board of Directors (upon the recommendation of the Special Committee) reasonably believes is or is reasonably likely to result in a Superior Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with such Third Party with customary terms for a confidentiality agreement entered into in a transaction of this nature (it being understood that such confidentiality agreement need not prohibit the making, or amendment, of an Acquisition Proposal and shall not include any term that would prevent the Company from complying with its obligations under this Agreement); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent or its Representatives prior to or promptly (and in any event within 24 hours) following the time it is provided or made available to such Third Party; and

(ii)        Subject to compliance with Section 6.02(c), the Board of Directors may make an Adverse Recommendation Change (A) following receipt of a Superior Proposal or (B) in response to an Intervening Event;

in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

In addition, nothing contained herein shall prevent the Board of Directors (or any committee thereof) from (x) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.02; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Board of Directors and the Special Committee reaffirm the Company Board Recommendation and the Special Committee Recommendation in such statement or in connection with such action, or (y) making a customary “stop-look-and-listen” communication pursuant to Rule 14d-9(f) under the 1934 Act (or substantially similar communication).

(c)          Required Notices.  The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Subsidiaries or its or their respective Representatives) of (i) any Acquisition Proposal, (ii) any bona fide indication that a Third Party intends to make an Acquisition Proposal or (iii) any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that has given any bona fide indication to the Company (or any of its Subsidiaries or its or their respective Representatives) that it intends to make, or has made, an Acquisition Proposal.  Such notice shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request.  The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters).  Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.02(c).

(d)          “Last Look”.  Further, the Board of Directors and the Special Committee shall not make an Adverse Recommendation Change, unless (i) the Company promptly notifies Parent, in writing at least four Business Days (it being understood and agreed that any amendment to the financial terms or other material terms of a Superior Proposal shall require a new written notification from the Company and a new notice period under this Section 6.02(d), except that such new notice period shall be for two Business Days (as opposed to four Business Days)) before taking that action, of its intention to do so, attaching (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal, or (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, a reasonably detailed description of the reasons for making such Adverse Recommendation Change, and (ii) at the end of such four or two Business Day period, the Board of Directors, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement offered in writing by Parent within such four or two Business Days period if applicable, continues to determine in good faith, after consultation with outside legal counsel, that the failure to make such Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under Delaware Law.

(e)          Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding Shares or all or substantially all of the consolidated assets of the Company on terms that the Board of Directors (upon the recommendation of the Special Committee) determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions, conditions to consummation, anticipated timing of consummation and, if a cash transaction (whether in whole or in part), the expectation of obtaining any necessary financing, are more favorable and provide greater value to the Unaffiliated Stockholders than the Transactions (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.02(d)).

(f)          Definition of Intervening Event.  For purposes of this Agreement, “Intervening Event” means material events, changes, circumstances, state of facts, condition or developments occurring or arising after the date of this Agreement that (i) was not known or reasonably foreseeable, or the material consequences or magnitude of which were not known or reasonably foreseeable, in each case to the Board of Directors as of or prior to the date of this Agreement, and (ii) does not relate to the receipt, existence, or terms of an Acquisition Proposal.

(g)          Obligation to Terminate Existing Discussions.  The Company shall, and shall cause its Subsidiaries and its and their officers, directors and employees, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal.  The Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information).

Section 6.03.          Access to Information.  (a) From the date hereof until the Effective Time and subject to Applicable Law (including but not limited to applicable Data Protection Laws), the Company shall (i) provide to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books, records and personnel of the Company, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation, including for purposes of integration planning.  Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company.  No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder.  With respect to the information shared pursuant to this Section 6.03, Parent will comply with, and instruct its representatives to comply with, its confidentiality obligations under Section 4.1 of the Stockholders Agreement.

(b)          Notwithstanding anything to the contrary in this Section 6.03, the Company and its Subsidiaries shall not be required to (i) provide access to its offices, properties, books, records or personnel if such access would unreasonably disrupt its operations, (ii) provide access to or to disclose information where such access or disclosure could reasonably be expected to result in the loss of attorney-client or other legal privilege of the Company or any of its Subsidiaries or contravene any Applicable Law or Contract or (iii) provide access to conduct any “Phase II” or other intrusive testing or sampling of environmental media or building materials; provided that the Company shall, and shall cause its respective Subsidiaries to, use its reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply; provided, however, that in no event shall Parent have access to individual performance or evaluation records, medical histories or other similar information to the extent that in the reasonable opinion of the Company, after consultation with outside counsel, the disclosure of which would reasonably be expected to violate any Applicable Law.  Notwithstanding anything to the contrary in this Section 6.03, materials may be redacted (A) as necessary to comply with contractual arrangements or Applicable Law and (B) as necessary to address reasonable attorney-client or other legal privilege or confidentiality concerns, and the Company may designate information that it views to be commercially sensitive to be viewed only by outside counsel for Parent, and such designation shall be honored by Parent.

ARTICLE 7
Covenants of Parent

Parent agrees that:

Section 7.01.          Obligations of Purchaser.  Parent shall take all action necessary to cause Purchaser to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

Section 7.02.          Director and Officer Liability.  (a) For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, a “Company Indemnified D&O”) in respect of acts or omissions arising out of or relating to their service as officer or director of the Company occurring at or prior to the Effective Time as provided under the Company’s certificate of incorporation, bylaws and applicable indemnification agreements in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.  Without limiting the foregoing, for six years after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to, and each of Parent and the Surviving Corporation agrees that it will, indemnify and hold harmless each Company Indemnified D&O against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Company Indemnified D&O is or was a director or officer of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Applicable Law.  If any such claim, action, suit or proceeding arises, each Company Indemnified D&O will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Parent or the Surviving Corporation to the extent provided for in, and in accordance with, the Company’s certificate of incorporation, bylaws and applicable indemnification agreements in effect on the date hereof; provided that any Company Indemnified D&O to whom expenses are advanced provides an undertaking, if and only to the extent required by the Delaware Law or the Surviving Corporation’s certificate of incorporation, bylaws or any such indemnification agreements, as applicable, to repay such advances if it is ultimately determined that such Company Indemnified D&O is not entitled to indemnification.

(b)          For six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or equivalent organizational documents, including in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are equivalent in all material respects to the corresponding provisions in existence in the Company’s certificate of incorporation and bylaws on the date of this Agreement.

(c)          Prior to the Effective Time, (i) the Company shall as of the Effective Time obtain and fully pay the premium for the non-cancellable extension of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies for a claims reporting or discovery period of at least six years from the Effective Time with respect to any claim related to any period prior to the Effective Time.  The cost for such policies shall be limited to 300% of the most recent annual premium (the “Maximum Amount”) for the current policies.  In the event the cost exceeds this amount, the Company shall extend the policies for the maximum period of time available to be purchased for the Maximum Amount; provided that the Company shall provide Parent the opportunity to participate in the selection of such tail policy and shall give reasonable and good faith consideration to any comments made by Parent with respect thereto.

(d)          If the Surviving Corporation or its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.02.

(e)          The rights of each Company Indemnified D&O under this Section 7.02 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Company Indemnified D&O with the Company or any of its Subsidiaries.  These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Company Indemnified D&O.

Section 7.03.          Employee Matters.  (a) Subject, and in addition, to the requirements imposed by Applicable Law, for a period of 12 months following the Closing Date, Parent shall provide, or shall cause its Subsidiaries to provide, Continuing Employees who remain employed by Parent and its Subsidiaries following the Closing Date with (i) at least the same base salary or wage rate and target annual cash bonus opportunity as provided to such Continuing Employee as of immediately prior to the Closing Date, and (ii) employee benefits (excluding defined benefit pension benefits, retiree health or welfare benefits, severance or other termination-related compensation or benefits, equity-based compensation or change in control, transaction or retention bonuses (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to the employee benefits (other than the Excluded Benefits) provided to such Continuing Employees under Benefit Plans as of immediately prior to the Closing Date; provided that in the case of any Continuing Employee whose terms and conditions of employment are subject to a Collective Bargaining Agreement, Parent shall provide for such continued employment to be on such terms and conditions as may be required under that Collective Bargaining Agreement.

(b)          Subject, and in addition, to the requirements imposed by Applicable Law, from and after the Closing, with respect to any “employee benefit plan” (as defined under Section 3(3) of ERISA, whether or not subject to ERISA) maintained by Parent or any of its Subsidiaries (“Parent Benefit Plans”) in which any Continuing Employee becomes a participant following the Closing Date, for purposes of determining eligibility to participate, vesting and level of benefits (but not for benefit accrual purposes, except for purposes of severance and paid time off), each Continuing Employee’s service with the Company and its Subsidiaries (as well as service with any predecessor employer, to the extent recognized by the Company or any of its Subsidiaries prior to the Closing) shall be treated as service with Parent and its Subsidiaries, in each case (A) to the same extent such service was recognized under an analogous Benefit Plan and (B) to the extent that such recognition would not result in any duplication of benefits.  With respect to any Parent Benefit Plans that are health or welfare benefit plans in which any Continuing Employee (and his or her eligible dependents participates) from and after the Closing, (i) Parent shall use commercially reasonable efforts to waive, or cause its Subsidiaries to waive, any preexisting conditions limitations or exclusions, actively at work requirements and waiting periods, except to the extent that such items would not have been satisfied or waived under an analogous Benefit Plan as of immediately prior to the Closing, and (ii) Parent shall use commercially reasonable efforts to recognize, or cause its Subsidiaries to recognize, all co-payments, deductibles and similar expenses and out-of-pocket maximums incurred by each Continuing Employee (and his or her eligible dependents) prior to the Closing during the plan year in which Closing occurs for purposes of satisfying any comparable deductible and co-payment limitations and out-of-pocket requirements under the Parent Benefit Plans, to the extent recognized under an analogous Benefit Plan as of immediately prior to the Closing.

(c)          Unless otherwise determined by Parent, prior to the Closing Date, the Company shall take all actions that may be necessary or appropriate to terminate as of the day immediately preceding the Closing Date any Benefit Plan that is listed on Section 7.03(c) of the Company Disclosure Schedule; provided that not later than five Business Days prior to the Closing Date, Parent requests that the Company terminate such plan.  All resolutions, notices, participant communications or other documents issued, adopted or executed in connection with the termination of such Benefit Plans shall be subject to Parent’s prior review and approval (which approval shall not be unreasonably withheld, conditioned or delayed).  The Company shall provide Parent with evidence that such plan has been terminated not later than two Business Days immediately preceding the Closing Date.

(d)          Parent, the Company and Purchaser hereby agree to cooperate in good faith to comply in all material respects with all information, consultation and other processes, if any, relating to any labor union, works council or other organized employee representative body in connection with the Transactions which, for avoidance of doubt, shall include any required information and consultation and other processes with respect to any labor union, works council or other organized employee representative body as required to: (i) comply with any applicable information and consultation requirement or practice, including obtaining any required opinion, advice or approval from such labor union, works council or other organized employee representative body in accordance with Applicable Law; or (ii) establish that such information, consultation, opinion or approval is not required by Applicable Law or otherwise a precondition to the Closing.

(e)          Nothing in this Section 7.03 is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Benefit Plan, Parent Benefit Plan or any other Benefit Plan, (b) prevent Parent or its Subsidiaries, after the Closing Date, from amending or terminating any Parent Benefit Plan or Benefit Plan in accordance with its terms, (c) prevent Parent or its Affiliates, after the Closing, from terminating the employment of any Continuing Employee or (d) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of the Company or any of its Subsidiaries or Affiliates, including, without limitation, any Company Employee or any beneficiary or dependent thereof or any other Person.

Section 7.04.          Parent Support Obligations.  Notwithstanding anything to the contrary permitted under the Stockholders Agreement, during the period from the date of this Agreement until the Acceptance Date (or such earlier date on which this Agreement is terminated pursuant to Section 10.01), unless the Special Committee otherwise consents in writing or as permitted pursuant to Section 3.09, Parent shall not, directly or indirectly, Transfer any Shares, if such transfer would, or would reasonably be expected to, cause Section 251(h)(3) of Delaware Law to not be satisfied as of the Acceptance Date.

ARTICLE 8
Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01.          Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to cause the satisfaction as promptly as practicable of the Offer Conditions and all of the conditions set forth in Article 9 and to consummate and make effective as promptly as practicable the Transactions (including (i) preparing and filing, as promptly as practicable, with any Governmental Authority all documentation to effect all necessary Filings and (ii) using its reasonable best efforts to obtain, as promptly as practicable, all Consents required to be obtained from any Governmental Authority that are necessary, proper or advisable to consummate the Transactions).  To the extent permitted by Applicable Law, the parties shall deliver as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested by any Governmental Authority in connection with the Transactions.  Without limiting the foregoing, none of the parties or any of their respective Affiliates shall enter into any agreement with any Governmental Authority not to consummate the Transactions, except with the prior written consent of the other parties.

(b)          Each of Parent and the Company shall, to the extent permitted by Applicable Law, (i) promptly notify the other of any substantive communication made or received by Parent or the Company, as applicable, with any Governmental Authority relating to any Filings made pursuant to this Section 8.01 and regarding this Agreement or the Transactions, and, if permitted by Applicable Law, provide the other party a reasonable opportunity to review in advance any proposed written communication to any such Governmental Authority and incorporate such other party’s (and any of their respective outside counsel’s) reasonable comments to such proposed written communication, (ii) not agree to participate in any in-person meeting or substantive discussion with any Governmental Authority in respect of any Filing, investigation or inquiry relating to any Filings made pursuant to this Section 8.01 and regarding this Agreement or any of the Transactions unless, to the extent reasonably practicable, it consults with such other party in advance and, to the extent permitted by such Governmental Authority, gives such other party the opportunity to attend or participate, as applicable, and (iii) promptly furnish the other party with copies of all correspondence, filings and written communications between it and its Affiliates and Representatives, on the one hand, and such Governmental Authority or its respective staff, on the other hand, with respect to this Agreement and the Transactions.  Any materials exchanged in connection with this Section 8.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or Parent or other competitively sensitive material; provided that the parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 8.01 as “outside counsel only.”

(c)          Notwithstanding anything to the contrary set forth in this Agreement, and in furtherance and not in limitation of the foregoing, Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to resolve, avoid, or eliminate impediments or objections, if any, that may be asserted by any Governmental Authority with respect to the Transactions so as to enable the Merger to occur prior to the End Date; provided that nothing in this Section 8.01 or anything else in this Agreement shall require Parent or any of its Affiliates to (and neither the Company nor any of its Subsidiaries shall, or shall offer or agree to, do any of the following without Parent’s prior written consent): (i) propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any assets, properties, products, rights, services or businesses of Parent or Parent’s Affiliates, or the Company or any of its Affiliates, or any interest therein, or agree to any other structural or conduct remedy, (ii) otherwise take or commit to take any actions that would limit Parent’s, Parent’s Affiliates or the Company’s or its Affiliates’ freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of Parent, Parent’s Affiliates, or the Company or any of its Affiliates, or any interest or interests therein; or (iii) agree to do any of the foregoing, in each case of the foregoing clauses (i), (ii) and (iii), except and only if such action would not otherwise reasonably be expected to materially and adversely affect Parent and its Subsidiaries (assuming for this purpose that Parent and its Subsidiaries were a business the size of the Company and its Subsidiaries) (any of the actions described in this proviso, a “Burdensome Condition”).  Notwithstanding the foregoing, at the written request of Parent, the Company shall, and shall cause its Subsidiaries to, agree to take any action that would constitute a Burdensome Condition so long as such action is conditioned upon the occurrence of the Closing.

(d)          Parent shall, upon consultation with the Company and in consideration of the Company’s views in good faith, be entitled to direct the defense of the Transactions before any Governmental Authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding obtaining any Consent from a Governmental Authority.

Section 8.02.          Public Announcements.  The Company and Parent shall consult with each other with respect to their respective initial press releases concerning the parties’ entry into this Agreement.  Following such initial press release, the Company and Parent shall consult with each other before issuing any additional press release, making any other public statement or scheduling any press conference, conference call, public appearance (including interviews with media outlets) or meeting with investors or analysts or making or distributing any broad-based employee communication, in each case, with respect to this Agreement or the Transactions (collectively, a “Release”) and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such Release before such consultation (and, to the extent applicable, shall as reasonably in advance as practicable provide copies of any such Release (including any scripts for any conference calls) to the other party and shall consider in good faith the comments of the other party); provided that the restrictions set forth in this Section 8.02 shall not apply to any Release (a) made or proposed to be made by the Company in compliance with Section 6.02 with respect to the matters contemplated by Section 6.02, (b) if such Release does not disclose any non-public information regarding the Agreement or the Transactions beyond the scope of any previously agreed Release to which the other party had been consulted or (c) in connection with any dispute between the parties regarding this Agreement or the Transactions.

Section 8.03.          Merger Without Meeting of Stockholders.  The parties shall take all necessary and appropriate action to cause the Merger to be effective without a meeting of stockholders of the Company in accordance with Section 251(h) of Delaware Law as soon as practicable following the Acceptance Date.  The parties agree to take all necessary and appropriate action to cause the Shares accepted for payment pursuant to the Offer to be transferred to (and registered in the name of) Purchaser as soon as practicable after the Acceptance Date and prior to the Effective Time.

Section 8.04.          Section 16 Matters.  Prior to the Effective Time, each party shall take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares, including Company Equity Awards) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company or Parent, in each case to be exempt from Section 16(b) of the 1934 Act pursuant to Rule 16b-3 promulgated under the 1934 Act.

Section 8.05.          Third Party Approval and Permits.  Except with respect to Consents which are addressed in Section 8.01, subject to the terms and conditions of this Agreement, prior to the Closing, each of the Company and Parent shall, and shall cause its respective Affiliates to, use its reasonable best efforts to obtain, as promptly as practicable, all Consents required to be obtained from any third party that are necessary to consummate the Transactions.

Section 8.06.          Notices of Certain Events.  Each of Parent and the Company shall promptly notify the other of:

(a)          any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(b)          any Actions that would reasonably be expected to prevent or materially delay the consummation of the Transactions;

(c)          any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Annex I not to be satisfied; and

(d)          any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that would reasonably be expected to cause the conditions set forth in Annex I not to be satisfied;

provided that the delivery of any notice pursuant to this Section 8.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that a failure to comply with this Section 8.06 shall not constitute the failure of any condition set forth in Annex I to be satisfied unless the underlying change or event would independently result in the failure of a condition set forth in Annex I to be satisfied.

Section 8.07.          Stock Exchange De-listing.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.

Section 8.08.          Takeover Statutes.  If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the Merger or the other Transactions, each of the Company, Parent and Purchaser and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the Transactions.

Section 8.09.          Transaction Litigation.  The Company shall promptly notify Parent of any stockholder demands, litigations, arbitrations or other similar Actions (including derivative claims) commenced against the Company and/or the Company’s directors or officers (in their capacity as such) relating to this Agreement or any of the Transactions or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep Parent informed regarding any such Transaction Litigation.  Except as set forth in Section 3.05, the Company (i) shall give Parent the opportunity to participate (but not control) in the defense and settlement of any Transaction Litigation, (ii) consult with Parent in respect of proposed strategy and other significant decisions with respect to any Transaction Litigation, and Parent may offer comments or suggestions with respect to such Transaction Litigation, which the Company shall consider in good faith, and (iii) shall not settle or offer, compromise or agree to settle or compromise, or take any other action to settle, compromise or moot, any Transaction Litigation without Parent’s prior written consent.

Section 8.10.          Rule 14d-10 Matters.  Prior to the Acceptance Date and to the extent permitted by Applicable Law, the compensation committee of the Board of Directors, at a meeting duly called and held, shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company or its Subsidiaries that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Acceptance Date pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the 1934 Act.

ARTICLE 9
Conditions to the Merger

Section 9.01.          Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following conditions:

(a)          no Applicable Law shall prohibit the consummation of the Merger; and

(b)          Purchaser shall have consummated (within the meaning of Section 251(h) of Delaware Law) the Offer.

ARTICLE 10
Termination

Section 10.01.          Termination.  This Agreement may be terminated and the Transactions (including the Merger) may be abandoned at any time prior to the Effective Time:

(a)          by mutual written agreement of the Company and Parent;

(b)          by either the Company or Parent, if:

(i)      the Acceptance Date shall not have occurred on or before April 26, 2025 (such date or such later date as may be agreed by the parties in writing, the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement is the principal cause of, or results in, the failure of the Offer to be consummated by such time;

(ii)     there shall be any Applicable Law that (1) makes consummation of the Offer or consummation of the Merger illegal or otherwise prohibited or (2) enjoins Purchaser from consummating the Offer or the Company, Parent or Purchaser from consummating the Merger and, in the case of each of the foregoing clauses (1) and (2), such Applicable Law shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement is the principal cause of, or results in, the issuance of such Applicable Law; or

(iii)     if the Offer shall have expired or been terminated at or after the Expiration Date without Purchaser having irrevocably accepted for payment any Shares validly tendered and not validly withdrawn pursuant thereto, in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Unaffiliated Tender Condition and those that by their nature are to be satisfied at the expiration of the Offer) following the end of the period described in clause (y) of Section 2.01(c);

(c)          by Parent, if, prior to the Acceptance Date:

(i)      an Adverse Recommendation Change shall have occurred; provided that any notice delivered by the Company to Parent pursuant to Section 6.02(d) stating the Company’s intention to make an Adverse Recommendation Change in advance thereof shall not result in Parent having any termination rights pursuant to this Section 10.01(c)(i) unless and until an Adverse Recommendation Change shall have occurred;

(ii)     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in clauses (i)(E) or (ii)(A) of Annex I not to be satisfied, and such breach or failure (A) is incapable of being cured by the End Date or (B) if capable of being cured by the End Date, has not been cured by the Company within 30 days following written notice to the Company from Parent of such breach or failure to perform; provided that Parent or Purchaser is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; or

(iii)    there shall have been an intentional and material breach of Section 6.02;

(d)          by the Company if, prior to the Acceptance Date, a material breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Purchaser set forth in this Agreement shall have occurred, and such breach or failure (A) is incapable of being cured by the End Date or (B) if capable of being cured by the End Date, has not been cured by Parent or Purchaser, as applicable, within 30 days following written notice to Parent from the Company of such breach or failure to perform; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02.          Effect of Termination.  If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any Subsidiary of such party or any former, current or future stockholder, director, officer, employee, agent, consultant or other Representative of such party or any of its Subsidiaries) to the other party hereto; provided that (i) no such termination shall relieve any party of its obligation to pay the Termination Fee, if, as and when required pursuant to Section 11.04(b) and (ii) no party shall be relieved from any liability or damages for actual fraud or for any willful and material breach of this Agreement prior to such termination and, in the case of the foregoing clause (ii), such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other parties as a result of such fraud or willful and material breach (which shall include, in the case of a breach by Parent or Purchaser, liability to the Company for loss of economic benefits to the Company, including as a result of any foregone opportunities, or damages based on lost stockholder premium).  The provisions of this Section 10.02 and Section 8.02 (Public Announcements), Section 11.04 (Expenses), Section 11.07 (Governing Law), Section 11.08 (Jurisdiction) and Section 11.09 (Counterparts; Effectiveness) and, to the extent applicable to the foregoing provisions, Article 1 (Definitions) shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11
Miscellaneous

Section 11.01.          Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“email”) transmission, so long as a receipt of such email is requested and received) and shall be given, if to Parent or Purchaser, to:

Emerson Electric Co. 8000 West Florissant Avenue P.O. Box 4100 St. Louis, MO 63136
Attention:	Vanessa McKenzie Vincent M. Servello
Email:	[*] [*]

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017
Attention:	Phillip R. Mills Cheryl Chan
Facsimile No.:	(212) 701-5800
Email:	phillip.mills@davispolk.com cheryl.chan@davispolk.com

if to the Special Committee, to:

Aspen Technology, Inc. 20 Crosby Drive Bedford, MA 01730
Attention:	Robert M. Whelan, Jr.
Email:	[*]

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116
Attention:	Graham Robinson Chadé Severin
Facsimile No.:	(617) 573-4822
Email:	graham.robinson@skadden.com chade.severin@skadden.com

if to the Company, to:

Aspen Technology, Inc. 20 Crosby Drive Bedford, MA 01730
Attention:	President and CEO
Email:	legalnotices@aspentech.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116
Attention:	Graham Robinson Chadé Severin
Facsimile No.:	(617) 573-4822
Email:	graham.robinson@skadden.com chade.severin@skadden.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02.          Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03.          Amendments and Waivers.  (a) To the fullest extent permitted by law, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Acceptance Date, no amendment or waiver shall be made that decreases the Offer Price or the Merger Consideration.

(b)          No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04.          Expenses.  (a) General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)          Termination Fee.

(i)       If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or Section 10.01(c)(iii) (in each case, without the Offer having been consummated), then the Company shall pay to Parent, within one Business Day after such termination, in immediately available funds $221,000,000 (the “Termination Fee”) to an account specified by Parent upon such termination.

(ii)       If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) (but, for clarity, only if at such time Parent would not be prohibited from terminating this Agreement by the proviso in Section 10.01(b)(i)) or by Parent pursuant to Section 10.01(c)(ii) (but, for clarity, only if at such time Parent would not be prohibited from terminating this Agreement by the proviso in Section 10.01(c)(ii)), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors or the Special Committee and such Acquisition Proposal has not been publicly and unconditionally withdrawn prior to such termination and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee to an account specified by Parent upon such termination.

(c)          Other Agreements Relating to the Termination Fee.  The Company acknowledges that the agreements contained in Section 11.04(b) are an integral part of the Transactions and that, without these agreements, Parent and Purchaser would not enter into this Agreement.  Accordingly, if the Company fails promptly to pay the Termination Fee if and when due to Parent pursuant to Section 11.04(b), it shall also pay any costs and expenses incurred by Parent in connection with an Action to enforce this Agreement that results in a judgment against the Company for payment of the Termination Fee, together with interest on the unpaid Termination Fee at the prime rate as published in The Wall Street Journal, Eastern Edition in effect from the date the Termination Fee was required to be paid to (but excluding) the payment date.  Notwithstanding anything to the contrary in this Agreement, in the event that the Termination Fee is payable and actually paid by the Company in accordance with Section 11.04(b) and this Section 11.04(c), the payment of such Termination Fee (and, if applicable, the amounts described in the second sentence of this Section 11.04(c)) shall be the sole and exclusive remedy of Parent and Purchaser and their respective Affiliates against the Company or any of its Subsidiaries or any of their respective former, current or future stockholders, directors, officers, employees, agents, consultants or other Representatives for any damages suffered or incurred as a result of or in connection with any breach of any representation or warranty or failure to perform any covenant or agreement under this Agreement or the failure of the Transactions to be consummated, and upon payment of such amount, none of the Company, its Subsidiaries or any of their respective former, current or future stockholders, directors, officers, employees, agents, consultants or other Representatives shall have any further Liability relating to or arising out of this Agreement or the Transactions.

(d)          Transfer Taxes.  Except as otherwise provided in Section 2.01(f) or Section 3.04(b)(iv), all transfer, documentary, sales, use, stamp, registration, recording, value added and other similar Taxes and fees (including all applicable real estate transfer Taxes but excluding, for the avoidance of doubt, any Taxes levied on or imposed with respect to income or capital gains), together with any penalties and interest that become payable by the Company in connection with the execution of this Agreement, the Offer and the Merger shall be borne and paid by the Surviving Corporation, and expressly shall not be a liability of holders of Shares; provided that, for the avoidance of doubt, the Surviving Corporation shall not be liable for any such Taxes to the extent such Taxes are imposed on a stockholder of the Company.

Section 11.05.          Disclosure Schedule.  Any disclosure contained in the Company Disclosure Schedule with reference to any section or subsection of this Agreement shall be deemed to apply to any other section or subsection of the Company Disclosure Schedule where the relevance of such disclosure is reasonably apparent.  The mere inclusion of any item in the Company Disclosure Schedule as an exception to a representation or warranty of the Company in this Agreement shall not be deemed to be an admission that (i) such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a Company Material Adverse Effect or trigger any other materiality qualification, or (ii) such item did not arise in the ordinary course of business or in a manner consistent with past practice of the Company.

Section 11.06.          Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.02, shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except as provided in Section 7.02, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b)          No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Purchaser may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time and, after the Acceptance Date, to the Offer to any Person; provided that such transfer or assignment shall not relieve Parent or Purchaser of its obligations under the Offer, enlarge, alter or change any obligation of any other party hereto or due to Parent or Purchaser or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Section 11.07.          Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08.          Jurisdiction.  The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum.  Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09.          Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.10.          Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.11.          Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.12.          Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.  Each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

ASPEN TECHNOLOGY, INC.

By:	/s/ Antonio J. Pietri
Name: Antonio J. Pietri
Title: President and Chief Executive Officer

EMERSON ELECTRIC CO.

By:	/s/ Vincent M. Servello
Name: Vincent M. Servello
Title: Vice President, Strategy and Corporate Development

EMERSUB CXV, INC.

By:	/s/ John A. Sperino
Name: John A. Sperino
Title: Vice President and Secretary

Signature Page to Agreement and Plan of Merger

ANNEX I

The obligation of Purchaser to accept for payment and pay for the Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth below.  Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the 1934 Act) pay for any Shares if any of the following conditions are not satisfied:

(i) immediately prior to the expiration of the Offer,

(A) there shall have been validly tendered and not validly withdrawn Shares (excluding (1) Shares tendered in the Offer that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the Delaware Law) and (2) Shares owned by Parent and its Subsidiaries, Parent’s and its Subsidiaries’ directors and officers, and the Company’s directors and officers), that represent at least one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (excluding, for the purposes of calculating the total number of Shares outstanding in this clause (A), Shares owned by Parent and its Subsidiaries, Parent’s and its Subsidiaries’ directors and officers, and the Company’s directors and officers) (the “Unaffiliated Tender Condition”);

(B) the Company shall have delivered to Parent a certificate signed by an executive officer of the Company dated as of the date on which the Offer expires certifying that the Offer Conditions specified in paragraphs (i)(E), (ii)(A) and (ii)(B) have been satisfied;

(C) no Applicable Law shall prohibit the consummation of the Transactions;

(D) no Applicable Law in any jurisdiction in which Parent or the Company (together with their respective Subsidiaries) have material assets, operations or revenues shall be in force and effect that would impose a Burdensome Condition (including any Burdensome Condition that would come in effect at the Closing) and no Action by any Governmental Authority in any such jurisdiction seeking to impose a Burdensome Condition shall be pending; and

(E) the Company shall have performed in all material respects all of its obligations under this Agreement;

(ii) at all times prior to the expiration of the Offer,

 (A) (a) the representations and warranties of the Company contained in Section 4.05(a) shall be true and correct, subject only to de minimis exceptions, at and as of the Expiration Date as though made on and as of such date and time (or, if such representations and warranties are given as of another specific date, at and as of such date), (b) the representations and warranties of the Company contained in Section 4.01, Section 4.02 (other than Section 4.02(d)), Section 4.05 (other than Section 4.05(a)), Section 4.06(b), Section 4.22 and Section 4.23 shall be true and correct in all material respects at and as of the Expiration Date as though made on and as of such date and time (or, if such representations and warranties are given as of another specific date, at and as of such date), (c) the representations and warranties of the Company contained in Section 4.10(a)(ii) shall be true and correct in all respects at and as of the Expiration Date as though made on and as of such date and time, and (d) the other representations and warranties of the Company contained in Article 4 of this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct at and as of the date of this Agreement and at and as of the Expiration Date as if made at and as of the Expiration Date (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (d) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

Annex I-1

(B) there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and

(C) this Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

Subject to the terms and conditions of this Agreement, the foregoing Offer Conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC and except with respect to the Unaffiliated Tender Condition and the Termination Condition (which conditions are non-waivable), may be waived by Parent or Purchaser, in whole or in part, at any time, at the sole discretion of Parent or Purchaser.

Annex I-2